intuit. ✓turbotax qb quickbooks ◊ mint

Notice of 2021 Annual Meeting of Stockholders and **Proxy Statement**

Thursday, January 21, 2021

Our values

Integrity Without Compromise

We speak the truth and assume best intent.

We value trust above all else.

We do the right thing, even when no one is looking.

Courage

We are bold and fearless in how we think and act.

We relentlessly hold a high bar for performance.

We value speed, a bias for learning and action.

Customer Obsession

We fall in love with our customers' problems.

We deliver unrivaled customer benefit to power their prosperity.

We sweat every detail of the experience to deliver excellence.

Stronger Together

We champion diversity, inclusion, and a respectful environment.

We thrive on diverse voices to challenge and inform decisions.

We deliver exceptional results so others can count on us.

We Care And Give Back

We are stewards of the future.

We strengthen the communities around us.

We strive to give everyone the opportunity to prosper.

Notice of 2021 Annual Meeting of Stockholders

Annual Meeting of Stockholders

Thursday, January 21, 2021
9:00 a.m. Pacific Standard Time

This year, we will hold the Meeting virtually. To attend, go to www.virtualshareholdermeeting.com/INTU2021 and log in using the control number on your Notice of Internet Availability, proxy card or voting instruction form. We encourage you to join 15 minutes before the start time. There will not be a physical location for our Meeting, and you will not be able to attend the Meeting in person. The list of stockholders will be available for inspection by stockholders during the meeting at www.virtualshareholdermeeting.com/INTU2021.

We have adopted a virtual meeting format for our Meeting this year to protect our stockholders and employees in light of the public health and safety considerations posed by the COVID-19 pandemic. In structuring our virtual Meeting, our goal is to enhance rather than constrain stockholder participation in the Meeting. We have designed the Meeting to provide stockholders with the same opportunities to participate as they would have at an in-person meeting. We aim to provide a consistent experience to all stockholders regardless of geographic location.

Agenda Item	Board Recommendation	For more information
1. Elect the 12 directors nominated by our Board and named in this proxy statement.	✓ **FOR** (all nominees)	Page 23
2. Approve our executive compensation (on a non-binding basis).	✓ **FOR**	Page 36
3. Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2021.	✓ **FOR**	Page 75

We also will consider any other matters that may properly be brought before the Meeting (and any postponements or adjournments of the Meeting). As of the date of this proxy statement, we have not received notice of any such matters.

How to Vote

Online at the Meeting

Attend the Annual Meeting virtually at www.virtualshareholdermeeting.com/INTU2021 and follow the instructions on the website

Online Before the Meeting
Visit *www.proxyvote.com*



Mail

Sign, date and return your proxy card in the enclosed envelope



Telephone

Call the telephone number on your proxy card



Note for Street-Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a voting instruction form. If you do not provide voting instructions, your nominee may vote only on Proposal 3.

Your vote is important. Please vote as promptly as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 21, 2021 (the "Meeting"): Both the proxy statement and Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2020, are available electronically at https://investors.intuit.com/financials/sec-filings/ and www.proxyvote.com.

By order of the Board of Directors,

Kerry J. McLean

Kerry J. McLean
Executive Vice President, General Counsel and Corporate Secretary
Mountain View, California
November 25, 2020

A Letter to Our Stockholders

November 25, 2020

Dear Fellow Intuit Stockholders:



Sasan Goodarzi
President and Chief Executive Officer
Intuit Inc.

This past year was a year unlike any other — one where our mission of powering prosperity around the world has never been more important. I am incredibly proud of how Intuit rose to the challenge and delivered for all of our stakeholders. In a period marked by a pandemic and social unrest, Intuit stepped up and took action to support our employees, our customers and the communities we serve.

I am pleased to report that Intuit delivered strong results in fiscal year 2020. By focusing on solving our customers' most important problems, we grew our total revenue by 13 percent, our fifth straight year of double-digit revenue growth.

We are now 18 months into executing our strategy of being an AI-driven expert platform and are seeing momentum building across the company. In fiscal 2020, we increased the number of AI models that we put in production by over 50% and tripled the speed of delivery on our modern development platform.

We are just getting started. The pandemic has accelerated three trends: a shift to a virtual world, the importance of saving money and getting out of debt, and a shift to online and omnichannel commerce. We believe we are well positioned to take advantage of these trends. We have declared a set of priorities, which we call our "big bets," to focus our resources on the most

"In fiscal 2020, we increased the number of AI models that we put in production by over 50% and tripled the speed of delivery on our modern development platform."

important areas and have an operating system in place with clear goals to create accountability. Our momentum is strong. We are accelerating innovation across the company and we are ready to take even bigger swings as we move forward.

This year also was a time when we renewed our enduring commitment to using our position to positively impact the world around us and help give everyone the opportunity to prosper. The global pandemic transformed the way we live and work, creating significant challenges for our customers and the communities we serve.

Intuit acted with speed and at scale to provide critical support for our customers during this time of need. These efforts included new products and features designed to put more money in our customers' pockets, including free innovative tools to help people navigate the complexities of federal aid programs through Intuit Aid Assist; quickly developing a simple application in QuickBooks Online to enable small businesses to participate in the government's Paycheck Protection Program; and the TurboTax Stimulus Registration product that helped millions of American access stimulus funds. Intuit also made contributions to the relief efforts of the United Nations World Health Organization and the Centers for Disease Control and Prevention.

This year's events also served to only further our commitment to diversity and inclusion. We thrive when our workforce reflects the richness of life experiences and backgrounds of our more than 50 million customers. While we have made progress, we must continue to do more, especially when it comes to having a greater percentage of underrepresented minorities within our employee population. We have now included in our company's "True North Goals" clear targets on the percentage of women in technology roles as well as the percentage of our total workforce composed of underrepresented minorities.

"Intuit acted with speed and at scale to provide critical support for our customers during this time of need."

Engaging with these urgent social issues this year has reinforced our long-term commitment to finding ways to do good in the world. We have now explicitly made this important work a part of our company strategy and refreshed our values to reflect our unwavering commitment to our employees, our customers and the communities we serve. This includes our continued commitment to the environment, which included achieving carbon neutrality in fiscal 2020 and setting a goal of reducing carbon emissions by 50 times greater than our 2018 carbon footprint by 2030.

It is this culture of delivering for customers that continues to be at the heart of everything we do at Intuit. This shared passion is the reason we all get up and show up to work every day — and is what pushes us to work hard, innovate and never stop looking for better ways to serve our customers. It is my honor to be able to lead this company. Our best days are yet to come.



Sasan Goodarzi
President and Chief Executive Officer
Intuit Inc.

Intuit Inc.
Proxy Statement 2021 Annual Meeting of Stockholders

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

We have first released this proxy statement to Intuit stockholders beginning on November 25, 2020.

Annual Meeting of Stockholders

Date and Time	**Place**	**Record Date**
Thursday, January 21, 2021, at 9:00 a.m. Pacific Standard Time	**This year, we will hold the Meeting virtually. To attend, go to www.virtualshareholdermeeting.com/INTU2021 and log in using the control number on your Notice of Internet Availability, proxy card or voting instruction form. We encourage you to join 15 minutes before the start time.**	**November 23, 2020**

You are entitled to vote if you held Intuit stock on the record date. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals.

We have adopted a virtual meeting format for our Meeting this year to protect our stockholders and employees in light of the public health and safety considerations posed by the COVID-19 pandemic. In structuring our virtual Meeting, our goal is to enhance rather than constrain stockholder participation in the Meeting. We have designed the Meeting to provide stockholders with the same opportunities to participate as they would have at an in-person meeting. We aim to provide a consistent experience to all stockholders regardless of geographic location.

Agenda

Proposal	Board Recommendation	For more information
1. Election of directors	✓ **FOR** (all nominees)	Page 23
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	✓ **FOR**	Page 36
3. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	✓ **FOR**	Page 75

2020 Performance Highlights

We delivered strong results in fiscal 2020. Overall revenue grew by 13%, highlighted by growth of 15% in the Small Business & Self-Employed Group and 13% in the Consumer Group. We grew combined QuickBooks Online and TurboTax Online platform revenue by 22%, totaling approximately $4.8 billion. In our Small Business & Self-Employed Group, QuickBooks Online Ecosystem revenue grew by 31% to $2.2 billion (including non-recurring revenue related to the Paycheck Protection Program).

Our mission is powering prosperity around the world and our global offerings, including QuickBooks, TurboTax, Mint and Turbo, are designed to help our customers improve their financial lives. The rise of Artificial Intelligence ("AI") is fundamentally reshaping our world and Intuit is taking advantage of this technological revolution to find new ways to deliver on our mission. We are focused on capitalizing on this opportunity to improve prosperity globally and to inspire our workforce, while investing in our company's reputation and durable growth in the future. Our strategy for delivering on our bold goals is to become an AI-driven expert platform where we and others can solve our customers' most important problems. We are focusing our resources on five strategic priorities, or big bets:

- Revolutionizing speed to benefit: When customers use our products and services, we aim to deliver value instantly by making the interactions with our offerings frictionless, without the need for customers to manually enter data.

- Connecting people to experts: The largest problem our customers face is lack of confidence to file their own taxes or to manage their books. To build their confidence, we are connecting our customers to experts, like accountants and bookkeepers.

- Unlocking smart money decisions: With the insights generated through our ecosystem, we strive to offer the right financial opportunities based on a customer's unique situation.

- Being the center of small business growth: We are focused on helping customers grow their businesses by offering a broad, seamless set of tools to help run their businesses and positioning ourselves to better serve product-based businesses to benefit customers who sell products through multiple channels.

- Disrupting the small business mid-market: We aim to disrupt the mid-market with our online offering designed to address the needs of small business customers with 10 to 100 employees.

Key highlights from fiscal 2020 include the following:

Revenue of	GAAP operating income of	Non-GAAP operating income of
$7.7B	**$2.2B**	**$2.7B**
↑ **13%** from FY19	↑ **17%** from FY19	↑ **17%** from FY19

GAAP diluted EPS of	Non-GAAP diluted EPS of	Repurchased shares of
$6.92	**$7.86**	**$318M**
↑ **17%** from $5.89 in FY19	↑ **16%** from $6.75 in FY19	and ↑ dividend **13%** to $2.12/share

See Appendix A included in this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Focusing on Employees and Customers During Unprecedented Business and Market Uncertainty

Amid the unprecedented challenges and uncertain environment caused by the COVID-19 pandemic, we focused our attention and resources on four priorities:

The Health and Safety of Our Employees

- We transitioned 10,000 employees to a work-from-home environment to continue delivering for customers
- We instituted a temporary time-off benefit for all employees that augments our regular leave policies so employees can care for themselves and their families

1

Doing the Right Thing for Customers

- We took care of existing customers by providing access to the products and relief they needed, including new offerings to help them better understand and maximize the benefits of federal aid and relief programs
- We instituted pricing incentives to reduce barriers to entry for new customers that are starting businesses or turning to cloud solutions

2

Managing Our Business for the Short and Long Term

- We are controlling discretionary spending to fortify bottom line results and deliver against our financial principles
- We are investing in what is most important for Intuit's future growth

3

Focusing on Future Innovation

- We continue to invest in the largest opportunities for the future
- We are more committed than ever to our AI-driven expert platform strategy and our five customer-focused strategic priorities, or big bets (as described above)

4

Corporate Responsibility Highlights

 Diversity, Equity and Inclusion

- Executive-led program built on metrics, education and transparency, with Board committee oversight
- In 2020, formed leadership team to help us continue advancing racial equity and equality with ongoing work toward achieving tangible goals

 Sustainability

- Achieved carbon neutrality and 100% renewable energy use in our global operations
- Committed to make a positive impact on climate through collaboration with employees, customers, communities and partners

 Job Creation and Readiness

- Created 2,200 jobs across Prosperity Hub communities in the U.S. and Canada
- In fiscal 2020, supported over 150,000 students and educators with skills, professional development and certifications

See the Corporate Responsibility discussion in the Corporate Governance section below for more detail about our efforts and progress in this important area.





Board Highlights

Our Board is committed to excellence in its governance practices, including with respect to the Board's composition. The Board and its Nominating and Governance Committee believe that a diverse and experienced board is critical for reaching sound decisions that drive stockholder value. As evidence of our commitment to a diversity of perspectives, our Board has undergone significant refreshment in recent years. Most recently, our Board appointed as a director Tekedra Mawakana, the COO of Waymo LLC, an autonomous driving technology development company and a subsidiary of Alphabet, Inc., where she is a recognized business leader and expert on public policy related to commerce and advanced applications of artificial intelligence and machine learning. Our 12 Board nominees represent a range of tenures, ages, genders, racial/ethnic backgrounds and professional experiences.

Diversity

The following charts reflect the tenure, age, gender and self-identified race/ethnicity of the nominees for our Board of Directors:

Tenure

4
10+ Yrs
6
0–5 Yrs
2
6–10 Yrs
Median: 6
Average: 10

Age

5
61+
4
≤50
3
51–60
Median: 58
Average: 57

Gender

4
Women
8
Men

Race/Ethnicity

4(1)
Diverse
8
Other

(1) These four directors self-identified as Black/African American, Latinx/Hispanic, Middle Eastern/North African and Asian (other than Indian/South Asian).

Experience and Expertise

The following chart reflects the experience and expertise of the 12 nominees for our Board. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure.

Customer domain expertise - consumer, small business and self-employed
7 director nominees

Go-to-market, digital marketing, partnerships and international expertise
12 director nominees

Public company board experience
11 director nominees

Product domain expertise - SaaS, mobile, services and money innovation
8 director nominees

Public policy/government relations
6 director nominees

Financial acumen or expertise - CEO/CFO or audit committee experience
9 director nominees

Technology domain expertise - software development, cloud, data, AI, platform and cybersecurity
9 director nominees

C-Suite experience (current and former)
11 director nominees

Proven business acumen, collaboration and industry engagement
12 director nominees

Board Nominees

The following table provides summary information about each director nominee.

Committee Memberships[1]

Director Nominee	Age	Director Since	Principal Occupation	Other Public Company Boards	Independent	Acquisition	Audit and Risk	Compensation and Organizational Development	Nominating and Governance
Eve Burton	62	2016	Executive Vice President and Chief Legal Officer, The Hearst Corporation	0	●			✓	C
Scott D. Cook	68	1984	Founder and Chairman of the Executive Committee, Intuit Inc.	0					
Richard L. Dalzell	63	2015	Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.	1	●	C	✓		
Sasan K. Goodarzi	52	2019	President and Chief Executive Officer, Intuit Inc.	1					
Deborah Liu	44	2017	Vice President, FB App Commerce, Facebook, Inc.	0	●	✓		✓	
Tekedra Mawakana	49	2020	Chief Operating Officer, Waymo LLC	0	●			✓	✓
Suzanne Nora Johnson Lead Independent Director	63	2007	Former Vice Chairman, The Goldman Sachs Group	2	●			C	✓
Dennis D. Powell	72	2004	Former Executive Vice President and Chief Financial Officer, Cisco Systems, Inc.	0	●	✓	C		
Brad D. Smith	56	2008	Executive Chairman of the Board, Intuit Inc.	2					
Thomas Szkutak	59	2018	Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.	1	●		✓		✓
Raul Vazquez	49	2016	Chief Executive Officer and Director, Oportun Financial Corporation	1	●	✓	✓		
Jeff Weiner	50	2012	Executive Chairman and Former Chief Executive Officer, LinkedIn Corporation	0	●			✓	✓
Number of meetings in fiscal 2020						4	9	7	4

(1) Blue "C" indicates a committee chair

Executive Compensation

Management's Response to the COVID-19 Pandemic

In response to the uncertainty that our employees experienced by the onset of the pandemic and to manage expenses and liquidity in a challenging environment, management's recommendations included:

- Not increasing executive base salaries for fiscal 2021, consistent with company-wide efforts to hold salaries flat and limit increases to promotions and market adjustments

- Limiting CEO and senior management fiscal 2020 cash incentives to 100% of target, which was less than the funding level generated by the bonus plan performance formula

The Compensation and Organizational Development Committee adopted each of these recommendations.

Compensation Practices

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

What we do	What we don't do
✓ A significant portion of our senior executive officer compensation is in the form of incentives tied to achievement of particular performance measures.	✗ We do not allow directors or employees (including executive officers) to pledge Intuit stock or engage in hedging transactions involving Intuit stock.
✓ We have "clawback" provisions for performance-based equity awards and for cash bonus payments made to our senior executive officers.	✗ We do not provide supplemental company-paid retirement benefits designed for executive officers.
✓ We have robust stock ownership requirements for senior executive officers and non-employee directors, including: 10x salary for the CEO and 10x annual cash retainer for non-employee directors.	✗ We do not provide any excise tax "gross-up" payments.
✓ Service-based RSUs and Relative TSR RSUs granted to the CEO include a mandatory one-year holding period in the form of an automatic deferral of the release of the underlying shares.	✗ We do not reprice stock options.
✓ Half the value of equity grants to executive officers is in the form of Relative TSR RSUs that require above-median TSR (60th percentile) to earn a target award.	✗ We do not provide multi-year guaranteed cash incentive awards for executive officers.
✓ We use a mix of relative and absolute performance metrics in our incentive awards.	

Performance-based Payouts

Our executive compensation programs are designed to reward both short- and long-term growth in the revenue and profitability of our business, as well as total stockholder return ("TSR") that compares favorably to the TSR of certain peer companies. As shown below, the vast majority of fiscal 2020 compensation for our Named Executive Officers was performance-based.

CEO Total Direct Compensation[1]



5% Base Salary
23% Options
23% RSUs
8% Incentive Cash
41% Relative TSR RSUs

95% Performance-Based

Other NEOs Total Direct Compensation[1]



7-8% Base Salary
21-22% Options
21-22% RSUs
6-8% Incentive Cash
42-43% Relative TSR RSUs

92%–93% Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout and equity awards granted during fiscal 2020. Consistent with disclosure in the Fiscal Year 2020 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2020.

Consistent with our compensation objectives, our Named Executive Officers were provided the following base salaries, cash incentives and equity incentives in fiscal 2020:

| | | | Long-Term Equity Incentives | | | |
Name and Position	Salary ($)	Cash Incentive ($)	Option Awards ($)	RSUs ($)	Relative TSR RSUs ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	1,038,462	1,500,000	4,750,066	4,750,278	8,275,405	20,314,211
Michelle M. Clatterbuck Executive Vice President and Chief Financial Officer	726,923	700,000	2,000,016	2,000,229	4,000,060	9,427,228
Laura A. Fennell Executive Vice President and Chief People & Places Officer	726,923	700,000	1,875,010	1,875,006	3,750,269	8,927,208
Gregory N. Johnson Executive Vice President and General Manager, Consumer Group	726,923	700,000	2,375,033	2,375,291	4,750,052	10,927,299
Marianna Tessel Executive Vice President and Chief Technology Officer	726,923	700,000	2,375,033	2,375,291	4,750,052	10,927,299

The table above excludes the fair value of matching RSUs granted to executive officers under the Management Stock Purchase Program. It also excludes certain items that are reflected as "All Other Compensation" in the Fiscal Year 2020 Summary Compensation Table. These items are not typically considered in the Compensation Committee's deliberations regarding annual compensation for our senior executives because the amounts are non-recurring, not material, or both, or the benefits relate to relocation assistance or are available to a large group of employees. For a complete discussion of our executive compensation program, please see the "Compensation Discussion and Analysis" and the "Executive Compensation Tables" sections of this proxy statement.

Stockholder Value Delivered

As shown below, over the last five fiscal years, Intuit's cumulative total return exceeded the broad market (based on a comparison against the S&P 500 Index) and was in line with the overall technology sector (based on a comparison against the Morgan Stanley Technology Index).

The graph assumes that $100 was invested in Intuit common stock and in each of the indices on July 31, 2015, and that all dividends were reinvested. The comparisons in the graph are based on historical data — with Intuit common stock prices based on the closing price on the dates indicated — and are not intended to forecast the possible future performance of Intuit's common stock.

Comparison of Five Year Cumulative Total Return*



* $100 invested on 7/31/2015 in stock or index, including reinvestments of dividends. Fiscal year ending July 31.
Copyright© 2020 Standard and Poor's, a division of S&P Global. All rights reserved.

Stockholder Engagement

We regularly assess our corporate governance and compensation practices. As part of this assessment, we proactively engage with our stockholders to ensure their perspectives are considered by the Board. Since our 2020 Annual Meeting of Stockholders, we have sought meetings with the governance teams of stockholders that collectively hold approximately 47% of our outstanding shares. Investors holding approximately 33% of our outstanding shares accepted the invitation to meet with our management team (and, at times, our Lead Independent Director) to discuss our corporate governance and compensation practices.

During the fall fiscal 2021 outreach, we discussed the following topics with these stockholders:

- The impact of the COVID-19 pandemic on our employees, customers, business and financial performance

- Alignment between our strategy and our executive compensation practices, including any impact from the pandemic

- Board diversity, refreshment, evaluation, structure and composition

- Our capital allocation approach and principles, including dividends and use of stock repurchases, and strategy to maintain liquidity during times of uncertainty

- The diversity of our workforce, including our disclosure of diversity data, targets and progress towards our targets

- Our sustainability goals and strategies to achieve them

- Board oversight of workforce engagement matters, such as company culture, employee engagement and retention, diversity and inclusion, and pay equity

- Risk management program overseen by the board, including cybersecurity and privacy risk and risks relating to the pandemic

See the Stockholder Engagement Process discussion in the Corporate Governance section below for more detail about our stockholder engagement program, including a summary of the feedback we received during those meetings.

Corporate Governance

Corporate Governance Practices

Intuit is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate this commitment, including those summarized below.

⚑ Independence

- All non-employee directors are independent
- Independent directors meet regularly in executive session
- All members of the Board's Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee and Nominating and Governance Committee are independent

◉ Stockholder Engagement

- Long-standing, proactive and robust stockholder engagement program, including director participation
- Our bylaws provide our stockholders with a proxy access right
- Stockholders may act by written consent

☑ Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve Named Executive Officer compensation
- Annual Board evaluation of CEO and Executive Chairman of the Board performance
- Clawback policy

▦ Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership requirements for officers and directors
- Prohibition against director and employee (including officer) hedging and pledging of Intuit stock

⚙ Board Practices

- Lead Independent Director with significant responsibilities
- Chairman of the Board and CEO roles held by two different people
- Corporate Governance Principles that are publicly available and reviewed annually
- Board composition reflecting diversity of gender, race/ethnicity, skills and experience
- Rigorous annual Board and committee self-evaluation process
- Annual review of management succession planning
- Regular review of cybersecurity and other significant risks to Intuit

🔍 Transparency and Responsibility

- Nominating and Governance Committee oversight of environmental, social and governance ("ESG") matters
- Corporate responsibility website housing Corporate Responsibility Report and disclosing corporate responsibility practices, including with respect to job creation and job readiness, pay and promotion equity, diversity and inclusion and sustainability matters (https://www.intuit.com/company/corporate-responsibility/)*
- Clear, understandable and detailed financial reporting and proxy statement disclosure
- Public disclosure on Corporate Governance website of Corporate Governance Principles, Board Code of Ethics, Bylaws and Board committee charters (https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx)
- Voluntary website disclosure regarding Intuit's political expenditures and political accountability policy (https://investors.intuit.com/corporate-governance/conduct-and-guidelines/political-accountability-and-contributions/default.aspx)

⚖ Ethics Practices

- Code of Conduct & Ethics for employees that is monitored by Intuit's ethics office and overseen by the General Counsel
- Code of Ethics that applies to all Board members
- Ethics hotline available to all employees as well as third parties
- Non-retaliation policy for reporting ethics concerns
- Audit and Risk Committee responsibility to review complaints regarding accounting, internal accounting controls, auditing and federal securities law matters

---

*   The inclusion of any website address in this proxy statement does not incorporate by reference the information on or accessible through the website into this proxy statement.

Board Responsibilities and Structure

The Board's Role

The Board oversees management's performance on behalf of Intuit's stockholders. The Board's primary responsibilities are:

To monitor management's performance to assess whether Intuit is operating in an effective, efficient and ethical manner in order to create value for Intuit's stockholders	To periodically review Intuit's long-range strategic plan, business initiatives, enterprise risk management, capital projects and budget matters	To oversee long-term succession planning, and to select, oversee and determine compensation for the Chief Executive Officer and the Executive Chairman of the Board

The Board's Role in Strategy

Our Board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for Intuit stockholders. As a result, the Board maintains an active oversight role in helping management formulate, plan and implement Intuit's strategy. The Board has a robust annual strategic planning process during which elements of our business and financial plans, strategies, and near- and long-term initiatives are developed and reviewed. This annual process culminates with a full-day Board session to review Intuit's overall strategy with our senior leadership team. In addition to our business strategy, the Board reviews Intuit's three-year financial plan, which serves as the basis for the annual operating plan for the upcoming year.

The Board considers the progress of and challenges to Intuit's strategy, as well as related risks, throughout the year. At each regularly scheduled Board meeting, the CEO has an executive session with the Board to discuss strategic and other significant business developments since the last meeting.

Board Oversight of Risk

The Board oversees Intuit's risk management program and delegates certain risk oversight responsibilities to its committees. Management is responsible for balancing risk and opportunity in support of Intuit's objectives, and carries out the daily processes, controls and practices of our risk management program — many of which are embedded in our operations.

Our Enterprise Risk Management ("ERM") program covers the full range of material risks to Intuit, including strategic, operational, financial, compliance, product and reputational risks. Intuit's Chief Compliance Officer, who reports to our General Counsel, facilitates the ERM program. As part of our ERM process, management identifies, assesses, prioritizes and develops mitigation plans for Intuit's top risks. These plans are reviewed annually with the full Board.

The Board

- Regularly review and discuss significant risks with management, including through the annual strategic planning process and reviews of annual operating plans, financial performance, merger and acquisition opportunities, market environment updates, international business activities, and presentations on specific risks
- Consider regular reports from each committee regarding risk matters under its purview

Audit and Risk Committee

- Has primary responsibility for overseeing our ERM program
- Receives a quarterly report from the Chief Compliance Officer on Intuit's top risk areas and the progress of the ERM program
- Has oversight responsibilities with respect to particular risks, such as financial management, fraud, cybersecurity and privacy
- Annually reviews our ERM policies and processes, and from time to time separately reviews the Board's approach to risk oversight
- Has oversight responsibility for our ethics compliance program, including our Code of Conduct & Ethics and the Board Code of Ethics

Compensation and Organizational Development Committee

- Reviews risks associated with our compensation policies and practices, both for executives in particular and for employees generally
- Has oversight responsibility for workforce development matters, such as employee engagement, retention and pay equity
- Has oversight responsibility over diversity and inclusion program

Nominating and Governance Committee

- Reviews risks associated with corporate governance
- Has oversight responsibility for overall board effectiveness, including identifying and recruiting members with appropriate skills, experience and characteristics
- Has oversight of our corporate responsibility practices, including ESG matters
- Annually reviews our Political Accountability Policy

Acquisition Committee

Reviews risks associated with Intuit's merger and acquisition activities and the strategy and business models of acquisition candidates

Board Oversight of Response to COVID-19

The Board has been highly engaged with management on Intuit's response plan to the COVID-19 pandemic. The Board has received regular updates from management on the business impact and risks relating to the pandemic. These risks include changes in tax filing deadlines by the federal and state tax authorities, new and more frequent attempts by third parties seeking to take advantage of the pandemic to fraudulently gain access to our system, and increasing, divergent and changing governmental regulations, such as shelter-in-place orders and closures of work facilities, schools, public buildings and businesses, that could make it considerably more difficult to develop, enhance and support our products and services. In addition, the Board has overseen the execution and evaluation of management's initiatives to protect the health and safety of our employees and provide relief to our customers.

Board Leadership Structure

The Board appoints a Chairman of the Board, who may be an officer of Intuit if the Board determines that is in the best interests of Intuit and our stockholders. The roles of Chairman of the Board and CEO may be held by the same person or by different people. When the roles are separated, the Board in its discretion may appoint a Lead Independent Director. When the same person holds both roles, the independent directors of the Board are required to appoint a Lead Independent Director. The Board annually reviews its leadership structure to assess what best serves the interests of Intuit and our stockholders at a given time.

Currently, the roles of Chairman of the Board and CEO are separated and the Board has determined to appoint a Lead Independent Director. The Board believes that our current governance structure, which consists of an Executive Chairman of the Board, a Lead

Independent Director, a CEO (who is also a director) and a majority of independent engaged directors, is optimal for guiding our company and maintaining the focus required to achieve our business goals. While our bylaws and Corporate Governance Principles do not require the separation of our Chairman of the Board and CEO positions, the Board believes that having separate positions is appropriate for us and in the best interests of Intuit and our stockholders at this time. The Board believes this structure provides an effective balance between strong company leadership and oversight by independent directors, as it enables Mr. Goodarzi to focus his attention on our business strategy and operations. Additionally, this structure allows Mr. Smith, who, as our former President and CEO, has extensive knowledge of our business and a deep understanding of our culture, to focus his attention on strategic initiatives considered by our Board. The Executive Chairman of the Board facilitates the critical flow of information between the Board and management by providing input to the CEO, setting the agenda for Board meetings in consultation with the CEO and the Lead Independent Director, and presiding over Board meetings.

The company and the Board recognize the importance of the additional, effective oversight that is provided by our independent Board members, led by a Lead Independent Director. Accordingly, even though the Chairman of the Board and CEO roles are currently separated, the Board believes it is important to have a Lead Independent Director. The Board annually reviews and appoints the Lead Independent Director.

Role of Executive Chairman of the Board



In addition to his role leading the Board of Directors, Mr. Smith's responsibilities as Executive Chairman include:

- **Advising** and supporting the CEO on Intuit's long-term strategy planning and capability building
- **Setting the agenda** for Board meetings in consultation with the Lead Independent Director and the CEO and presiding over those meetings
- **Providing feedback** to the CEO regarding his performance
- **Facilitating the critical flow of information** between the Board and senior management
- **Conducting the annual board evaluation** in consultation with the Lead Independent Director, at the direction of the Nominating and Governance Committee
- **Being available to the CEO** and the Board to assume additional responsibilities, as may be requested from time to time
- **Calling special meetings** of the Board and stockholders

Role of Lead Independent Director



In October 2020, the independent directors of the Board reappointed Ms. Nora Johnson to serve as Lead Independent Director for a period of at least one year. Her responsibilities and authority in that role include:

- **Presiding at meetings** of the Board at which the Executive Chairman is not present, including executive sessions of the independent directors, which occur at least quarterly
- **Approving the agenda** for Board meetings (in consultation with the Executive Chairman and CEO) and the schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Serving as liaison** between the Executive Chairman and the independent directors
- **Conducting the annual board evaluation** in consultation with the Executive Chairman, at the direction of the Nominating and Governance Committee
- **Being available** for consultations and communications with major stockholders upon request
- **Calling executive sessions** of the independent directors

Board Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The Board held eight meetings during fiscal 2020.

Attendance at Board, Committee and Annual Stockholder Meetings

The Board expects that all directors will prepare for, attend and participate in all Board and applicable committee meetings, and will see that other commitments do not materially interfere with their service on the Board. Directors generally may not serve on the boards of more than five public companies, including Intuit's Board. Any director who has a principal job change, including retirement, must offer to submit a letter of resignation to the Chairman of the Board. The Board, in consultation with the Nominating and Governance Committee, will determine whether to accept or reject any such resignation offer after considering whether the composition of the Board remains appropriate under the new circumstances.

During fiscal 2020, all current directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served. All eleven director-nominees elected at the 2020 Annual Meeting of Stockholders attended that meeting. Our Corporate Governance Principles encourage all directors to attend our Annual Meeting of Stockholders.

Director Independence

To be considered independent under Nasdaq rules, a director may not be employed by Intuit or engage in certain types of business dealings with Intuit. The Nominating and Governance Committee and the full Board annually review relevant transactions, relationships, and arrangements that may affect the independence of our Board members. As required by Nasdaq rules, the Board also makes a determination that, in its opinion, no relationship exists that would interfere with any independent director's exercise of independent judgment. In making these determinations, the Board reviews and discusses information provided by the directors and by Intuit with regard to each director's business and personal activities as they relate to Intuit and Intuit's management.

Upon review of these relationships and other information provided by our directors and director nominees, the Board determined that there are no relationships that would interfere with the exercise of independent judgment by Intuit's independent directors in carrying out their responsibilities as directors and that the following current directors and director nominees are independent: Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Ms. Nora Johnson, Mr. Powell, Mr. Szkutak, Mr. Vazquez and Mr. Weiner.

Qualifications of Directors

The Nominating and Governance Committee believes that all nominees for Board membership should possess:

- the highest ethics, integrity and values
- an inquisitive and objective perspective, practical wisdom and mature judgment
- broad, high-level experience in business, technology, government, education or public policy
- a commitment to representing the long-term interests of Intuit's stockholders
- sufficient time to carry out the duties of an Intuit director

When evaluating candidates for director, the Nominating and Governance Committee considers the full range of skills it has determined should be represented on the Board, as shown in Proposal 1. The committee also considers other factors, such as independence, diversity and other qualities that may contribute to the Board's overall effectiveness. The committee may engage third-party search firms to assist in identifying and evaluating Board candidates.

Although our nomination policy does not prescribe specific standards for diversity, the Board and the Nominating and Governance Committee do seek nominees with a diverse set of skills and characteristics that will complement the skills, characteristics and experience of our existing directors and provide an overall balance of perspectives and backgrounds. In selecting nominees, the committee therefore looks for individuals with varied professional experience, backgrounds, knowledge, skills and viewpoints in order to build and maintain a group of directors that, as a whole, provides effective oversight of management. As part of its annual evaluation process, the committee assesses its ability to build an effective and representative board.

Stockholder Recommendations of Director Candidates

Our Nominating and Governance Committee will consider director candidates recommended by stockholders. You may find our Corporate Governance Principles, which outline our Board membership criteria, at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. Any stockholder who wishes to recommend a candidate for the committee's consideration should submit the candidate's name and qualifications via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail to Nominating and Governance Committee, c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. We suggest that any communications be made via our website while our offices remain closed due to the COVID-19 pandemic. The committee's policy is to evaluate candidates properly recommended by stockholders in the same manner it evaluates candidates recommended by management or current Board members.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials. For additional information, please see "Stockholder Proposals and Nominations for the 2022 Annual Meeting of Stockholders" in this proxy statement.

Board Evaluation Process

Each year, our Board members complete an assessment of Board performance. This assessment includes an evaluation of:

Topics covered by the Board during the year	Board culture and structure	Board processes	Information received by the Board

The Nominating and Governance Committee oversees this process, which is led by the Lead Independent Director together with the Executive Chairman and our outside counsel.



The evaluation process consists of the following steps:

1 Each Board member assesses the performance of the committees, including how well each committee keeps the full Board informed.

2 Each Board member assesses his or her own performance and the performance of all fellow Board members.

3 Board members meet individually with the Lead Independent Director, the Executive Chairman and outside counsel to discuss their assessments and to provide further feedback.

4 The Lead Independent Director and the Executive Chairman share feedback received with individual Board members, the Nominating and Governance Committee and the full Board.

5 The full Board reviews and discusses the feedback.

The results of this process are used in several ways:

by the Board, to identify skills or expertise that may be used as criteria when the Board considers new Board candidates

by the Board, to identify each director's strengths and areas of opportunity and to provide insight into how each Board member can be most valuable to Intuit

by all Board committees, to improve their agenda topics so that the information they receive enables them to effectively address the issues they consider most critical

by the Nominating and Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the Board

Board Committees and Charters

The Board has delegated certain responsibilities and authority to its four standing committees, as described below. Committees report regularly to the full Board on their activities and actions.

The Board currently has a standing Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee, and Nominating and Governance Committee. Each committee has a charter that it reviews annually, making recommendations to our Board for any charter revisions that might be needed to reflect evolving best practices. All four committee charters are available on our website at http://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. The members of each committee are independent and appointed by the Board based on recommendations of the Nominating and Governance Committee. Committees have the opportunity to meet in closed session, without management present, during each committee meeting.

Current members:

Richard L. Dalzell (Chair)
Deborah Liu
Dennis D. Powell
Raul Vazquez

Number of meetings held in fiscal 2020:

4

Acquisition Committee

The Acquisition Committee reviews and approves acquisition, divestiture and investment transactions proposed by Intuit's management in which the total amount to be paid or received by Intuit meets certain requirements that are established by the Board from time to time.

Current members:

Dennis D. Powell (Chair)
Richard L. Dalzell
Thomas Szkutak
Raul Vazquez

Number of meetings held in fiscal 2020:

9

Audit and Risk Committee

The Audit and Risk Committee's responsibilities include:

- representing and assisting the Board in its oversight of Intuit's financial reporting, internal controls and audit functions;
- selecting, retaining, compensating and overseeing Intuit's independent registered public accounting firm;
- overseeing cybersecurity and other risks relevant to our information technology environment, including by receiving regular cybersecurity updates from Intuit's management team; and
- receiving and reviewing periodic reports from management regarding Intuit's ethics and compliance program.

Our Board has determined that each member of the Audit and Risk Committee is both independent (as defined under applicable Nasdaq listing standards and SEC rules related to audit committee members) and financially literate (as required by Nasdaq listing standards). The Board also has determined that each of Mr. Powell and Mr. Szkutak qualifies as an "audit committee financial expert" as defined by SEC rules, and has "financial sophistication" in accordance with Nasdaq listing standards.

The Audit and Risk Committee held closed sessions with our independent registered public accounting firm, Ernst & Young LLP, during all of its regularly scheduled meetings in fiscal 2020.

Current members:

Eve Burton (Chair)
Tekedra Mawakana
Suzanne Nora Johnson
Thomas Szkutak
Jeff Weiner

Number of meetings held in fiscal 2020:

4

Nominating and Governance Committee

The Nominating and Governance Committee's responsibilities include:

- reviewing and making recommendations to the Board regarding Board composition and our governance standards;
- identifying the skills, experience and characteristics that are appropriate to promote the effectiveness of the Board;
- identifying and evaluating candidates for director;
- overseeing our Political Accountability Policy, Corporate Governance Principles and Board Code of Ethics, and reviewing each of these documents on an annual basis; and
- overseeing Intuit's practices relating to corporate responsibility, including ESG matters.

From time to time, the committee retains a third-party search firm to help identify potential director candidates.

Our Board has determined that each member of the Nominating and Governance Committee is independent, as defined under applicable Nasdaq listing standards.

Current members:

Suzanne Nora Johnson (Chair)
Eve Burton
Deborah Liu
Tekedra Mawakana
Jeff Weiner

Number of meetings held in fiscal 2020:

7

Compensation and Organizational Development Committee

The responsibilities of the Compensation and Organizational Development Committee (the "Compensation Committee") include:

- assisting the Board in reviewing and approving executive compensation and in overseeing organizational and management development for executive officers and other Intuit employees;
- together with the CEO and the Chief People & Places Officer, periodically reviewing Intuit's key management personnel from the perspectives of leadership development, organizational development and succession planning;
- evaluating Intuit's strategies for hiring, developing and retaining executives in an increasingly competitive environment, with the goal of creating and growing Intuit's "bench strength" at senior executive levels;
- annually reviewing our non-employee director compensation programs and making recommendations on the programs to the Board;
- overseeing stock compensation programs and other workforce development matters, such as employee engagement and retention, and pay equity across the company; and
- overseeing our diversity and inclusion program.

For more information on the responsibilities and activities of the Compensation Committee, including its processes for determining executive compensation, see the "Compensation and Organizational Development Committee Report" and "Compensation Discussion and Analysis" below, particularly the discussion of the "Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations."

Each member of the Compensation Committee is independent under Nasdaq listing standards and a "Non-Employee Director," as defined in SEC Rule 16b-3. During fiscal 2020, the Compensation Committee held a portion of each regularly scheduled meeting in closed session with only the committee members present.

Compensation Committee Interlocks and Insider Participation

No director who served on the Compensation Committee during fiscal 2020 has at any time been an executive officer or employee of Intuit. In addition, no executive officer of Intuit during fiscal 2020 served, or currently serves, on the board of directors or the compensation committee (or a functionally equivalent committee) of any entity that has one or more executive officers who serve on Intuit's Board or Intuit's Compensation Committee.

Compensation Risk Assessment

Intuit conducted a review of its key compensation programs, policies and practices in conjunction with FW Cook, the Compensation Committee's independent compensation consultant, which prepared a report on our company-wide compensation programs.

This analysis was reviewed with the Compensation Committee at its October 28, 2020, meeting. The review and analysis did not identify any compensation programs, policies or practices that create incentives to take risks that are reasonably likely to have a material adverse effect on Intuit.

The factors summarized below support this conclusion:

- Overall compensation levels are in a competitive market range for a company of Intuit's size and scope.
- Our programs use a mix of short-term and long-term incentives, with different performance periods and a broad mix of metrics, including both revenue-driven and profit-driven performance measures, in an effort to deter undue focus on a single goal.
- Our compensation programs are designed to create a balance of different incentives by using: (1) a mix of cash and equity, (2) annual incentives that are based in part on company-wide performance metrics that align with our business plans and in part on strategic objectives, and (3) long-term incentives that generally combine stock options (typically vesting over four years with terms of seven years), service-based RSUs (typically vesting over four years) and performance-based RSUs (earned after three years based on one-, two- and three-year relative TSR).
- Annual cash incentives for our senior executives (including our NEOs) are capped at 250% of target overall and 150% of target based on the achievement of objective performance goals (i.e., before possible adjustments based on personal performance). All other eligible employees participate in a common company-funded cash incentive pool with a fixed dollar ceiling.
- We have established robust stock ownership requirements for the CEO (10 times base salary), Executive Chairman of the Board (10 times base salary), CFO, Chief Technology Officer and General Managers of our principal business units (5 times base salary), other Executive Vice Presidents (3 times base salary), Senior Vice Presidents (1.5 times base salary) and non-employee directors (10 times annual retainer).
- The CEO's Relative TSR RSUs and service-based RSUs have a one-year holding requirement after they vest.
- Severance is limited and at the lower end of the competitive range for a company of Intuit's size and scope.
- Our insider trading policy prohibits officers and all other employees from pledging shares, trading put or call options, and engaging in short sales or hedging transactions involving Intuit's securities.
- We have established "clawback" provisions for performance-based equity awards and for cash bonus payments under the annual cash incentive plan in which our executive officers participate.
- The Compensation Committee provides close oversight of our compensation programs, including a significant level of engagement, self-assessment and executive session discussions.

Stockholder Engagement Process

Intuit regularly engages with stockholders to better understand their perspectives. During fiscal 2020, we held discussions with many of our largest stockholders during scheduled events, including our 2020 Annual Meeting of Stockholders and annual investor day ("Investor Day"), as well as in regularly held private meetings throughout the year.

Investor Day

In September 2020, we hosted our annual Investor Day in a virtual format, during which our management team spoke directly with our stockholders about Intuit's performance in fiscal 2020 as well as our short- and long-term growth strategies and financial principles. Stockholders that attended were able to ask questions of management. Intuit's leadership team also presented virtual product demonstrations aligned to each of our "big bet" strategic initiatives. The Investor Day materials can be viewed at https://investors.intuit.com/events-and-presentations/event-details/2020/Intuits-Investor-Day-2020/.

Investor Outreach

Members of the management team and, at times, the Lead Independent Director regularly hold private meetings with stockholders to discuss their perspectives and solicit feedback on various topics, including corporate governance, executive compensation practices and ESG matters. In ordinary times, we occasionally hold these meetings in person, but for the past several months they have been conducted either by telephone or videoconference.



Since our 2020 Annual Meeting, we invited the holders of approximately 47% of our shares to meet with us to discuss, among other things, our corporate governance, executive compensation practices and ESG matters.

Investors holding approximately 33% of our outstanding shares accepted the invitation to meet with our management team (and, at times, our Lead Independent Director) to discuss our corporate governance and compensation practices.

Discussions covered a wide range of topics.

- The impact of the COVID-19 pandemic on our employees, customers, business and financial performance
- Alignment between our strategy and our executive compensation practices, including any impact from the pandemic
- Board diversity, refreshment, evaluation, structure and composition
- Our capital allocation approach and principles, including dividends and use of stock repurchases, and strategy to maintain liquidity during times of uncertainty
- The diversity of our workforce, including our disclosure of diversity data, targets and progress towards our targets
- Our sustainability goals and strategies to achieve them
- Board oversight of workforce engagement matters, such as company culture, employee engagement and retention, diversity and inclusion, and pay equity
- Risk management program overseen by the board, including cybersecurity and privacy risk and risks relating to the pandemic

Stockholder feedback was shared with the Board.

In general, feedback from our stockholders regarding our executive compensation, ESG and corporate governance practices is positive. The Board carefully considers the feedback from stockholders and has incorporated it where appropriate, such as:

- Providing an update on our corporate responsibility strategy and goals at our annual Investor Day, delivered by our executive in charge of this important area
- Disclosing the self-identified race and ethnicity data of our Board members and workforce
- Amending the charter of our Nominating and Governance Committee to explicitly provide for it to oversee corporate responsibility, including environmental, sustainability and social matters
- Expanding our proxy and other disclosures, including, for example, to provide more information about our ESG initiatives and Board oversight of cybersecurity and corporate culture

We will continue to engage with our stockholders on a regular basis in order to understand their perspectives and incorporate their feedback, as appropriate, on our performance, business strategies, executive compensation programs and corporate governance practices.

Stockholder Communications with the Board

Any stockholder may communicate with the entire Board or individual directors through our Corporate Secretary via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. We suggest that any communications be made via our website while our offices remain closed due to the COVID-19 pandemic. The Board has instructed the Corporate Secretary to review this correspondence and determine whether matters submitted are appropriate for Board consideration. The stockholder communications determined appropriate for Board consideration are reviewed by the Nominating and Governance Committee on behalf of the Board. The Corporate Secretary may also forward certain communications elsewhere in the company for review and possible response. Communications such as product or commercial inquiries or complaints, job inquiries, surveys, business solicitations, advertisements or patently offensive or otherwise inappropriate material will not be forwarded to the Board.

Corporate Responsibility

Intuit is committed to being a good corporate citizen, which is reflected in our management team's focus on the culture we build within the company and the Board's oversight of our corporate responsibility initiatives, including ESG matters.

Diversity, Equity and Inclusion	Diversity, equity and inclusion are an important part of who we are, and are supported at all levels of the company. We have a Chief Diversity, Equity & Inclusion Officer who has led the development of our diversity, equity and inclusion program, which is overseen by our Compensation and Organizational Development Committee. Our strategy is operationalized through the following elements:

- **Goals and transparency:** we have set short- and long-term gender and race representation goals and our progress is reviewed monthly with all executives;
- **Education:** all senior leaders have attended multiple diversity, social and gender equity and inclusion workshops, including dedicated C-suite training on racial equity;
- **Assessment:** biannual formal talent reviews, including succession plans and diversity assessments;
- **Talent acquisition:** we have developed a program team to drive diversity strategy and initiatives;
- **Objectivity:** we have implemented written, rigorous promotion processes to minimize unconscious bias and shifting criteria; and
- **Accountability:** twice a year, our Board reviews our progress towards our goals and workforce diversity initiatives.

As of July 31, 2020:

- women constituted 39% of our global workforce, 28% of our technology roles and 33% of our leadership roles; and
- self-identified racial or ethnic minorities, including our employees of Asian descent, represented 45% of our U.S. workforce, 55% of our U.S. technology roles and 34% of our U.S. leadership roles.

We recognize the need to have a greater percentage of underrepresented minorities within our employee population - in particular, the need to increase our representation of Black employees. We have been guided in this work by a team of employees within our African Ancestry Network called the Racial Equity Advancement Leadership team. This team is helping us drive durable change as we strive to continue advancing racial equity and equality. The team is helping us in our ongoing work toward achieving tangible goals: expanding our traditional talent pipelines to generate a more diverse pool of candidates; helping to ensure representation at all levels of the company; ensuring Black representation is present as we develop new products; ensuring our philanthropic work supports communities in need; and investing in the education of our Black employees.

Pay Equity

Twice a year, with the assistance of an independent outside company, we analyze employee pay across job codes where there are enough employees and those employees have the same or similar job duties and compensation mix. We compare base pay by gender and ethnicity, while factoring in location and time spent in the role, and make adjustments when there are unexplained statistical differences. As a result of our July 2020 analysis, we made salary adjustments across four job codes (six employee groups) to 147 employees in the U.S. and 87 employees in India. As of August 1, 2020, after giving effect to the adjustments, none of the analyzed job codes had statistically significant differences in pay based on gender or ethnicity. We continue to refine and refocus our efforts with the goal of reducing and ultimately eliminating the need to make salary adjustments.

Sustainability

One of our core values is "We Care and Give Back," which embodies our foundational belief that we are stewards of the future and will do our part to make the world a better place. In service to this value, we are focused on managing our own environmental footprint and have achieved carbon neutrality for our worldwide operations through a three-pronged strategy of boosting energy efficiency internally, investing in renewable energy and buying carbon offsets. In April 2020, we achieved our internal operational carbon footprint goals, including 100% renewable energy use in our global operations. We have signed the United Nations Global Compact pledge, committing ourselves to science-based emissions reduction targets. We extended our commitment beyond this pledge with our "50x by 30" goal, which is our commitment to surpass carbon neutrality to make a positive impact on the planet equal to 50 times our own 2018 carbon footprint by 2030 through collaboration with employees, customers, communities, and partners.

Job Creation and Readiness

We strive to spark economic prosperity through job creation. We launched our Prosperity Hubs program in 2016 with a mission to promote economic prosperity for people and communities in need by creating new jobs, as well as preparing people for jobs of the future and equipping entrepreneurs to start and build successful businesses. We partner with each Prosperity Hub to deliver programs through physical and virtual call centers, educational institutions and small business success centers. By the close of fiscal 2020, our efforts led to the creation of 2,200 jobs across six Prosperity Hub communities in the U.S. and one in Canada.

In October 2019, we launched the Intuit Military and Veteran Initiative as our commitment to help transform the lives of military families and veterans through community, jobs and financial empowerment. We also partner with nonprofit organizations, such as the National Military Family Association (NMFA) and the Support The Enlisted Project (STEP) program, that help military veterans and their family members to gain skills and build civilian careers.

In addition, we leverage our products and methodologies to help students develop critical skills and an entrepreneurial mindset that employers seek. Through our courses on design thinking and our personal finance simulations, we use real-world tools to help students develop smart money habits. In fiscal 2020, we supported over 150,000 students and educators with building 21st-century skills, professional development and industry-recognized certifications.

To learn more about our corporate responsibility efforts, including additional data and progress toward our goals, please see our Corporate Responsibility Report at https://www.intuit.com/company/corporate-responsibility/.

Transactions with Related Persons

The Audit and Risk Committee is responsible for reviewing, and approving or ratifying, as appropriate, transactions between Intuit (or one of our subsidiaries) and any "related person" of Intuit. Under SEC rules, "related persons" include directors, officers, nominees for director, 5% stockholders, and their immediate family members. The Audit and Risk Committee has adopted a written policy, which is described below, to evaluate these transactions for approval or ratification.

Identifying related persons. Information about our directors and executive officers and individuals related to them and their respective affiliated entities is collected and updated through annual Director & Officer Questionnaires and quarterly director and executive officer affiliation summaries. Directors and executives provide the names of their immediate family members as well as the entities with which they and their immediate family members are affiliated, including board memberships, executive officer positions and charitable organizations.

Audit and Risk Committee annual pre-approval. On an annual basis, Intuit's accounting, procurement and legal departments prepare requests for pre-approval of transactions or relationships involving related persons or parties with which Intuit is expected to do business during the upcoming fiscal year. The Audit and Risk Committee reviews these requests during its regular fourth quarter meeting and generally pre-approves annual spending and/or revenue levels for each transaction or relationship.

Periodic approvals. During the year, the list of known related persons is circulated to appropriate Intuit employees and is used to identify transactions with related persons. If we identify an actual or potential transaction with a related person that was not pre-approved by the Audit and Risk Committee, Intuit's legal department collects information regarding the transaction, including the identity of the other party, the value of the transaction, and the size and significance of the transaction to both Intuit and the other party. This information is provided to the Audit and Risk Committee, which in its discretion may approve, ratify, rescind, place conditions upon, or take any other action with respect to the transaction.

Monitoring approved transactions and relationships. Following approval by the Audit and Risk Committee, Intuit personnel review and monitor the "related person" transactions and relationships from time to time. If transaction levels approach the limits approved by the Audit and Risk Committee, a new approval request is submitted to the Audit and Risk Committee for review at its next meeting.

Since the beginning of fiscal 2020, there have been no transactions, and there currently are no proposed transactions, in excess of $120,000 between Intuit (or one of our subsidiaries) and a related person in which the related person had or will have a direct or indirect material interest.

Proposal No. 1
Election of Directors

Our Board Nominees

There are 12 nominees standing for election to the Board at the Meeting. All nominees were elected to the Board by our stockholders at last year's annual meeting, except for Ms. Mawakana, who joined the Board in October 2020. Ms. Mawakana was recommended by a third-party search firm that also presented several other candidates to the Board for consideration. The Board interviewed these candidates and determined that Ms. Mawakana's background, skills and experience made her the strongest match for the Board's needs.

Diversity, Experience and Expertise

Our Board is currently composed of a group of leaders with broad and diverse experience in many areas, as shown below. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure. Our Board members have acquired these diverse skills through their accomplished careers and their service as executives and directors of a wide range of other public and private companies.

 **Customer domain expertise - consumer, small business and self-employed**

7 director nominees

 **Go-to-market, digital marketing, partnerships and international expertise**

12 director nominees

 **Public company board experience**

11 director nominees

 **Product domain expertise - SaaS, mobile, services and money innovation**

8 director nominees

 **Public policy/government relations**

6 director nominees

 **Financial acumen or expertise - CEO/CFO or audit committee experience**

9 director nominees

 **Technology domain expertise - software development, cloud, data, AI, platform and cybersecurity**

9 director nominees

 **C-Suite experience (current and former)**

11 director nominees

 **Proven business acumen, collaboration and industry engagement**

12 director nominees

The charts in the Proxy Summary provide additional detail regarding the tenures, ages, genders and diversity of our Board members.

Board Refreshment

Our slate of nominees reflects Intuit's commitment to ongoing Board refreshment, while at the same time valuing the experience that our longer-tenured directors bring. Five of our nine independent director nominees have served on our Board for five or fewer years.



Committees:
- Nominating and Governance (Chair)
- Compensation and Organizational Development

Eve Burton

Executive Vice President and Chief Legal Officer, The Hearst Corporation

Director since: 2016   **Age**: 62   ● **Independent**

Biography
Ms. Burton joined The Hearst Corporation, one of the nation's largest global diversified communications companies, in 2002 as Vice President and General Counsel. She was appointed Senior Vice President, General Counsel in 2012, and has served as Executive Vice President and Chief Legal Officer since December 2019. Ms. Burton has responsibility for day-to-day management of the Office of General Counsel, which provides services to all of Hearst's more than 350 businesses around the world, including legal, compliance, labor relations, government affairs and corporate human resources. She is also one of Hearst's leaders in establishing worldwide strategic enterprise deals with technology and content partners. Ms. Burton is a member of the CEO's strategic advisory group, the Hearst Venture Investment Committee and Hearst's Risk Working Group. She also is involved with Hearst's innovation program. Prior to joining Hearst, Ms. Burton served as Vice President and Chief Legal Counsel at Cable News Network (CNN). Ms. Burton also serves on the Board of Directors of Hearst and previously served on the Board of Directors of AOL. Her non-profit Board affiliations include the David and Helen Gurley Brown Institute for Media Innovation at Stanford and Columbia Universities, and she is also a trustee of Middlebury College. Ms. Burton holds a Bachelor of Arts degree from Hampshire College and a Juris Doctor degree from Columbia Law School.

Relevant Expertise
Ms. Burton brings to the Board legal and business experience as the chief legal officer for a global company engaged in a broad range of diversified communications activities and strategic partnerships and investments. She also brings insights into operational and security issues facing online consumer services companies, as well as expertise in the area of government relations.

Other Public Company Boards
None



Committees:
- None

Scott Cook

Founder and Chairman of the Executive Committee, Intuit Inc.

Director since: 1984   **Age:** 68

Biography
A co-founder of Intuit, Mr. Cook served as Intuit's President and Chief Executive Officer from 1984 to 1994 and as Chairman of the Board from 1993 to 1998. Mr. Cook served as a director of eBay Inc. from 1998 to 2015, where he was a member of the Corporate Governance and Nominating Committee. Mr. Cook served as a director of the Procter & Gamble Company from 2000 to 2020 and was a member of the Compensation and Technology & Innovation Committees. He holds a Bachelor of Arts degree in Economics and Mathematics from the University of Southern California and a Master of Business Administration degree from Harvard Business School.

Relevant Expertise
Mr. Cook brings to the Board experience as an entrepreneur and corporate executive with a background in guiding and fostering innovation at companies in technology and other sectors, as well as his knowledge of Intuit's operations, markets, customers, management and strategy and his experience as a Board member of other large, global, consumer-focused companies.

Other Public Company Boards
None



Richard L. Dalzell

Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.

Director since: 2015   **Age:** 63   ⬤ Independent

Committees:

- Acquisition (Chair)
- Audit and Risk

Biography

Mr. Dalzell was Senior Vice President and Chief Information Officer at Amazon.com, Inc. until his retirement in 2007. Previously, Mr. Dalzell served in numerous other positions at Amazon.com, Inc., including Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer from 2001 to 2007, Senior Vice President and Chief Information Officer from 2000 to 2001, and Vice President and Chief Information Officer from 1997 to 2000. Before he joined Amazon.com, Inc., Mr. Dalzell was Vice President of the Information Systems Division at Walmart Inc. from 1994 to 1997. Mr. Dalzell was a director of AOL.com, Inc. from 2009 until it was acquired by Verizon Communications Inc. in 2015. Mr. Dalzell holds a Bachelor of Science degree in Engineering from the United States Military Academy at West Point.

Relevant Expertise

Mr. Dalzell brings to the Board extensive experience, expertise and background in information technology, platform software, cloud computing and cybersecurity, as well as a global perspective, gained from his service as the Chief Information Officer of Amazon.com, Inc. He also brings corporate leadership experience gained from his service in various senior executive roles at Amazon.com, Inc.

Other Public Company Boards

Twilio, Inc. since 2014 (serves on the Compensation Committee and the Nominating and Governance Committee)



Sasan K. Goodarzi

President and Chief Executive Officer, Intuit Inc.

Director since: 2019   **Age**: 52

Committees:

- None

Biography

Mr. Goodarzi has been President and CEO of Intuit since January 1, 2019. Before assuming that position, he served as Executive Vice President and General Manager of Intuit's Small Business & Self-Employed Group from May 2016 through December 2018, Executive Vice President and General Manager of Intuit's Consumer Tax Group from August 2015 through April 2016, and Senior Vice President and General Manager of the Consumer Tax Group from August 2013 to July 2015. He served as Senior Vice President and Chief Information Officer from August 2011 to July 2013, having rejoined Intuit after serving as Chief Executive Officer of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, since November 2010. During his previous tenure at Intuit from 2004 to 2010, Mr. Goodarzi led several business units, including Intuit Financial Services and the professional tax division. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology,

serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell. Mr. Goodarzi holds a Bachelor of Science degree in Electrical Engineering from the University of Central Florida and a Master of Business Administration degree from the Kellogg School of Management at Northwestern University.

Relevant Expertise

Mr. Goodarzi brings to the Board a deep understanding of Intuit's business and culture as well as his instrumental contributions to and experience in developing and executing our strategic priorities.

Other Public Company Boards

Atlassian Corporation Plc. since 2018 (chairs the Compensation and Leadership Development Committee)



Deborah Liu

Vice President, FB App Commerce, Facebook, Inc.
Director since: 2017   **Age**: 44   ⬤ Independent

Committees:

- Acquisition
- Compensation and Organizational Development

Biography

Ms. Liu has had various roles at Facebook, an online social networking company, since July 2009. She is currently the Vice President of FB App Commerce. She helped create Facebook's commerce and payments businesses as Vice President, Marketplace beginning in August 2017, prior to which she served as Vice President, Platform and Marketplace from October 2015 to July 2017. She served as Director of Product Management from February 2014 to September 2015, during which time she led the development of Facebook's first mobile ad product for apps and Audience Network. She also built Facebook's games business and payments platform. Ms. Liu was named one of the most powerful female engineers of 2018 by *Business Insider* and is a 18-year veteran in the tech industry. Prior to Facebook, she spent several years in product management roles at PayPal and eBay, including the integration between the two companies. She co-created the Women in Product nonprofit after realizing that there was no forum for this underrepresented community to connect, and serves as the Board Chair. Ms. Liu has a Bachelor of Science degree in Civil Engineering from Duke University and a Master of Business Administration degree from Stanford's Graduate School of Business.

Relevant Expertise

As the vice president of a public technology company, Ms. Liu brings to the Board experience and understanding of the power of mobile platforms and a strong background building personalized and rich experiences across apps, products, people and third-party integrations.

Other Public Company Boards

None



Tekedra Mawakana

Chief Operating Officer, Waymo LLC
Director since: 2020   **Age**: 49   ⬤ Independent

Committees:

- Compensation and Organizational Development
- Nominating and Governance

Biography

Ms. Mawakana is the Chief Operating Officer of Waymo LLC, an autonomous driving technology development company, where she is responsible for the commercialization of Waymo's technology and related public policy outcomes. Ms. Mawakana previously served as the Chief External Officer and the Global Head of Policy at Waymo. Prior to joining Waymo, she served as Vice President, Global Government Relations and Public Policy at eBay from February 2016 to March 2017 and Vice President and Deputy General Counsel, Global Public Policy at Yahoo from May 2013 to January 2016. Ms. Mawakana currently serves on the Board of Industry Leaders of the Consumer Technology Association and previously served as the Chairman of the Board of Directors of the Internet Association. Ms. Mawakana received her Bachelor of Arts degree from Trinity College (now Trinity Washington University) and her Juris Doctor degree from Columbia Law School.

Relevant Expertise

Ms. Mawakana brings to the Board extensive experience in advising publicly traded consumer technology companies on global regulatory policy and a deep understanding of public policy related to commerce and advanced applications of artificial intelligence and machine learning.

Other Public Company Boards

None



Committees:

- Compensation and Organizational Development (Chair)
- Nominating and Governance

Suzanne Nora Johnson

Former Vice Chairman, The Goldman Sachs Group
Director since: 2007   **Age**: 63   ⬤ **Lead Independent Director since:** 2016

Biography
Ms. Nora Johnson held several management positions at The Goldman Sachs Group, including Vice Chairman, Chairman of the Global Markets Institute, and Head of the Global Investments Research Division from 1985 until 2007. Ms. Nora Johnson served as a director of American International Group, Inc. from 2008 to 2020. Ms. Nora Johnson's significant non-profit board affiliations include, among others, the Brookings Institution, the Carnegie Institution for Science and the University of Southern California. She earned a Bachelor of Arts degree from the University of Southern California and a Juris Doctor degree from Harvard Law School.

Relevant Expertise
Ms. Nora Johnson brings to the Board valuable business experience managing large, complex, global institutions as well as insights into how changes in the financial services industry, public policy and the macro-economic environment affect our businesses.

Other Public Company Boards
Pfizer Inc. since 2007 (chairs the Audit Committee and serves on Regulatory and Compliance Committee)

VISA Inc. since 2007 (serves on the Nominating and Governance and Audit and Risk Committees)



Committees:

- Acquisition
- Audit and Risk (Chair)

Dennis D. Powell

Former Executive Vice President and Chief Financial Officer, Cisco Systems, Inc.
Director since: 2004   **Age**: 72   ⬤ **Independent**

Biography
Mr. Powell was executive advisor of Cisco Systems, Inc. from 2008 to 2010. He joined Cisco in 1997 and held several management positions throughout his tenure, including Executive Vice President and Chief Financial Officer from 2003 to 2008; Senior Vice President, Corporate Finance Vice President from 2002 to 2003; and Corporate Controller from 1997 to 2002. Prior to Cisco, Mr. Powell was a senior partner at Coopers & Lybrand LLP, where his tenure spanned 26 years. Mr. Powell served on the board of directors of VMware, Inc. from 2007 until 2015 and on the board of directors of Applied Materials, Inc. from 2007 to 2020. Mr. Powell holds a Bachelor of Science degree in Business Administration with a concentration in accounting from Oregon State University.

Relevant Expertise
Mr. Powell brings to the Board executive management experience with large, global organizations, as well as deep financial expertise and insights into operational issues, which he gained through his tenure as an executive at a large public technology company.

Other Public Company Boards
None



Brad D. Smith

Executive Chairman of the Board, Intuit Inc.

Director since: 2008   **Age**: 56   **Chairman since:** 2016

Committees:
- None

Biography

Mr. Smith has served as Executive Chairman of the Board of Intuit since January 1, 2019. Mr. Smith joined Intuit in 2003 and has served over the years in a number of senior positions: President and CEO from January 2008 to December 2018; Senior Vice President and General Manager, Small Business Division from 2006 to 2007; Senior Vice President and General Manager, QuickBooks from 2005 to 2006; Senior Vice President and General Manager, Consumer Tax Group from 2004 to 2005; and Vice President and General Manager of Intuit's Accountant Central and Developer Network from 2003 to 2004. Before joining Intuit, Mr. Smith was at ADP, where he held several executive positions from 1996 to 2003, including Senior Vice President of Marketing and Business Development. Mr. Smith served on the board of directors of Yahoo! Inc. from 2010 to 2012. Mr. Smith holds a Bachelor of Business Administration degree from Marshall University and a Master's degree in Management from Aquinas College.

Relevant Expertise

Having served as Chairman, President and Chief Executive Officer of Intuit, Mr. Smith brings to the Board significant knowledge of Intuit's strategy, markets, operations and employees and provides industry expertise and context on all matters that come before the Board.

Other Public Company Boards

Nordstrom, Inc. since 2013 (serves as Chairman of the Board, on the Compensation, People and Culture Committee and on the Corporate Governance and Nominating Committee)

SurveyMonkey since 2017 (chairs the Compensation Committee)



Thomas Szkutak

Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

Director since: 2018   **Age**: 59   ⬤ **Independent**

Committees:
- Audit and Risk
- Nominating and Governance

Biography

Mr. Szkutak served as the Senior Vice President and Chief Financial Officer of Amazon.com, Inc. from 2002 until 2015. Prior to that, he spent 20 years with General Electric, where he held a variety of positions, including Chief Financial Officer of GE Lighting from 2001 to 2002, Finance Director of GE Plastics Europe from 1999 to 2001, and Executive Vice President of Finance at GE Asset Management (formerly known as GE Investments) from 1997 to 1999. Mr. Szkutak served on the board of directors of athenahealth, Inc. from June 2016 to February 2019, where he served as chair of the Audit Committee. He also has served as an advisor and operating partner of Advent International, a global private equity firm, since August 2017. He is a graduate of GE's financial management program. Mr. Szkutak received a Bachelor of Science degree in Business Administration from Boston University.

Relevant Expertise

Mr. Szkutak brings to the Board deep financial expertise and executive management experience with large, global organizations, which he gained through his experience as the chief financial officer of a publicly traded company.

Other Public Company Boards

Zendesk, Inc. since 2019 (chairs the Audit Committee)



Committees:

- Acquisition
- Audit and Risk

Raul Vazquez

Chief Executive Officer and Director, Oportun Financial Corporation

Director since: 2016   **Age**: 49   ⚫ Independent

Biography

Mr. Vazquez has served as Chief Executive Officer and board member of Oportun, a financial technology company, since April 2012. Prior to joining Oportun, he spent nine years at Walmart in various senior leadership roles, including Executive Vice President and President of Walmart West, Chief Executive Officer of Walmart.com, and Executive Vice President of Global eCommerce for developed markets. Mr. Vazquez previously worked in startup companies in e-commerce, at a global strategy consulting firm focused on Fortune 100 companies, and as an industrial engineer for Baxter Healthcare. Mr. Vazquez served as a member of the board of directors of Staples, Inc. from 2013 to June 2016. He also served as chairman of the Federal Reserve Board's Community Advisory Council from September 2015 to November 2017. Mr. Vazquez served on the Consumer Financial Protection

Bureau's Consumer Advisory Board from August 2016 until June 2018. Mr. Vazquez received a Bachelor of Science degree and a Master of Science degree in industrial engineering from Stanford University and a Master's degree in Business Administration from The Wharton School at the University of Pennsylvania.

Relevant Expertise

Mr. Vazquez brings to the Board a wide range of experience in innovative consumer financial products, retail, marketing, e-commerce, technology and community development, as well as corporate leadership experience with global organizations.

Other Public Company Boards

Oportun Financial Corporation since 2019



Committees:

- Compensation and Organizational Development
- Nominating and Governance

Jeff Weiner

Executive Chairman and Former Chief Executive Officer, LinkedIn Corporation

Director since: 2012   **Age**: 50   ⚫ Independent

Biography

Mr. Weiner has served as the Executive Chairman of LinkedIn, an online professional network provider, since June 2020. He is also the Founding Partner in Next Play Ventures and a Founding Limited Partner in Concrete Rose Capital. He was previously the Chief Executive Officer of LinkedIn from June 2009 to June 2020, and a director of LinkedIn from 2009 to 2016. He served as LinkedIn's Interim President from December 2008 until June 2009. Before joining LinkedIn, Mr. Weiner was an executive in residence at Accel Partners and Greylock Partners, both venture capital firms, from September 2008 to June 2009. From May 2001 to June 2008 he held several positions at Yahoo! Inc., one of the world's largest digital media companies, including as an Executive Vice President of Yahoo's network division. He holds a Bachelor's degree in economics from The Wharton School at the University of Pennsylvania.

Relevant Expertise

Mr. Weiner brings to the Board experience and insights as the former chief executive officer of a successful technology company. He also has deep expertise and knowledge in social networking platforms, consumer web and mobile products.

Other Public Company Boards

None

Election Mechanics

Each nominee, if elected, will serve until the next annual meeting of stockholders and until a qualified successor is elected, unless the nominee dies, resigns or is removed from the Board prior to such meeting. Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unable to serve or for good cause does not serve, the proxy holder can vote your shares either for a substitute nominee (if one is proposed by the Board) or just for the remaining nominees, leaving a vacancy. Alternatively, the Board may reduce the size of the Board.

If a nominee does not receive more votes in favor than votes against his or her election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, in accordance with Intuit's Bylaws and Corporate Governance Principles, each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it, within 90 days of the date that the election results are certified.

 The Board recommends that you vote **FOR** the election of each of the nominated directors.

Director Compensation

Annual Retainer and Equity Compensation Program for Non-Employee Directors

Our director compensation programs are designed to attract and retain qualified non-employee board members and to align their interests with the long-term interests of our stockholders. The Compensation Committee annually reviews and considers information from its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at companies within the same peer group the committee used to assess executive compensation. The Compensation Committee makes recommendations to the Board if it determines changes are needed.

In each of October 2019 and October 2020, the committee reviewed the compensation of our non-employee directors and determined not to make any changes to the program.

2020 Annual Cash Retainers

Non-employee directors are paid annual cash retainers for Board membership, plus additional cash retainers for their committee service in the amounts shown in the following table.

Position	Annual Amount ($)
Non-Employee Board Member	75,000
Lead Independent Director*	40,000
Members of each of the Audit and Risk Committee, Acquisition Committee, and Compensation and Organizational Development Committee	15,000
Members of the Nominating and Governance Committee	10,000
Audit and Risk Committee Chair**	32,500
Compensation and Organizational Development Committee Chair**	25,000
Acquisition Committee and Nominating and Governance Committee Chairs**	17,500

*   The Lead Independent Director also receives the Board membership retainer.

**   Committee chairs also receive the committee membership retainer.

These retainers are paid in quarterly installments and are pro-rated for any changes to committee service that occur during the year. Directors may elect to defer cash retainers into tax-deferred Intuit stock units by making an irrevocable written election before the start of each calendar year. These tax-deferred stock units, known as Conversion Grants, are granted quarterly and are fully vested at the time of grant. The shares underlying Conversion Grants are distributable five years from the date of grant, or upon an earlier separation from the Board or change in control of the ownership of Intuit. Directors generally may elect to defer settlement of their Conversion Grants for a longer period of time (from six to ten years following the date of grant).

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings. However, we do not pay meeting attendance fees to our non-employee directors.

2020 Director Equity Compensation Program

Grants are made to non-employee directors in the form of a fixed dollar value of RSUs as shown below:

Board Position	Fixed Amount of Award ($)	Vesting schedule
Non-Employee Board Member (annual grant)	260,000	Generally vests in full on the first business day of the 12th month following the grant date.

Because the formula is based on a fixed dollar amount, the number of RSUs awarded annually to non-employee directors varies, depending on the closing market price of Intuit's common stock on the date of grant. The annual grants are awarded on the day following each Annual Meeting of Stockholders. For a director who joins between annual meetings, the annual grant will be pro-rated based on the number of full months of expected service until the first anniversary of the most recent annual meeting, and it will vest on the same day as the other directors' annual grants. Once RSUs vest, issuance of shares is deferred until five years from the date of grant, or an earlier separation from the Board or change in control of Intuit. Directors generally may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant). The short vesting schedule serves to avoid director entrenchment, while the five-year deferral ensures long-term alignment of director interests with those of our stockholders.

All of the RSUs that we grant to our directors have dividend rights, which accumulate and are paid only when the shares are issued. Dividend equivalent rights on RSUs that fail to vest are forfeited.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Equity Incentive Plan") provides that the annual aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year (not including awards granted in lieu of retainers or other cash payments) may not exceed $625,000, plus an additional $250,000 for any Lead Independent Director or non-employee Chairman of the Board.

Director Stock Ownership Requirement

The director stock ownership requirement is ten times the amount of the annual Board member retainer. Unvested RSUs and vested deferred RSUs held by a Board member are counted as shares when determining the number of shares owned. Directors must comply with this requirement within five years from the date they join the Board. If any director does not meet the stock ownership requirement within this time frame, then 50% of his or her annual cash retainers will be made in the form of Intuit stock until compliance is achieved. As of July 31, 2020, all of our directors then on the Board were in compliance with this requirement.

Director Summary Compensation Table

The following table summarizes the fiscal 2020 compensation earned by each Board member, other than Mr. Goodarzi, whose compensation is described under "Executive Compensation Tables," and Ms. Mawakana, who joined the Board in October 2020.

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Eve Burton	–[1]	377,982[1][2]	–	377,982
Scott D. Cook	–	–	1,260,000[3]	1,260,000
Richard L. Dalzell	91,875[1]	290,779[1][2]	–	382,654
Deborah Liu	26,250[1]	339,341[1][2]	–	365,591
Suzanne Nora Johnson	165,000	260,136[2]	–	425,136
Dennis D. Powell	137,500	260,136[2]	–	397,636
Brad D. Smith	–	6,202,489[4]	1,538,846[4]	7,741,335
Thomas Szkutak	–[1]	360,789[1][2]	–	360,789
Raul Vazquez	105,000	260,136[2]	–	365,136
Jeff Weiner	100,000	260,136[2]	–	360,136

(1) For Ms. Burton, Mr. Dalzell, Ms. Liu and Mr. Szkutak, the number in the "Stock Awards" column includes the value of Conversion Grants at the time of grant in addition to the value of the annual equity grant. Each of Ms. Burton, Mr. Dalzell and Mr. Szkutak elected to receive some or all of the cash retainer fees due to them for service on the Board and committees during calendar year 2019 in RSUs, in accordance with Intuit's director compensation program. Each of Ms. Burton, Ms. Liu and Mr. Szkutak elected to receive some or all of the cash retainer fees due to them for service on the Board and committees during calendar year 2020 in RSUs. These Conversion Grants are granted on a quarterly basis, following the applicable annual meeting, and are fully vested at the time of grant. Please see the "Equity Grants to Directors During Fiscal Year 2020" table for more information.

(2) These amounts represent the aggregate grant date fair value of RSUs granted during fiscal 2020, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation – Stock Compensation" ("FASB ASC Topic 718"). Please see the "Equity Grants to Directors During Fiscal Year 2020" and "Outstanding Equity Awards for Directors at Fiscal Year-End 2020" tables for information regarding the grant date fair value of RSUs granted during the fiscal year and the number of awards outstanding for each director at the end of the fiscal year.

(3) Because Mr. Cook is an employee of Intuit, he is not compensated as a non-employee director. Mr. Cook's cash compensation shown in the table represents salary of $675,000 and an incentive bonus of $585,000 awarded for service in fiscal 2020. Mr. Cook did not receive any equity awards from Intuit during fiscal 2020.

(4) Because Mr. Smith is an employee of Intuit, he is not compensated as a non-employee director. Mr. Smith's cash compensation shown in the table represents a salary of $778,846, an incentive bonus of $750,000 (100% of target) awarded for service in fiscal 2020, and $10,000 of matching contributions by Intuit into Mr. Smith's 401(k) plan. The equity awards granted to Mr. Smith during fiscal 2020 reflect the same portfolio mix of 50% Relative TSR RSUs, 25% service-based RSUs and 25% stock options that applies to all of our executive officers at the Senior Vice President level or above, including our NEOs. Mr. Smith's total fiscal 2020 compensation reflects the Compensation Committee's assessment that Mr. Smith delivered outstanding results as Executive Chairman of the Board. For a further discussion of the objectives of these elements of Mr. Smith's compensation, please see "Compensation Discussion and Analysis – Compensation Philosophy and Objectives" and "– Components of Compensation." Please see the "Equity Grants to Directors During Fiscal Year 2020" and "Outstanding Equity Awards for Directors at Fiscal Year-End 2020" tables for information regarding the grant date fair value of RSUs and stock options granted to Mr. Smith during the fiscal year and the number of awards outstanding at the end of the fiscal year.

Equity Grants to Directors During Fiscal Year 2020

The following table shows each RSU grant made to each of our directors, other than Mr. Goodarzi and Ms. Mawakana, during fiscal 2020, including the grant date, number of shares, and grant date fair value.

Director Name	Stock Awards		
	Grant Date	Shares Subject to Award (#)	Grant Date Fair Value($)[1]
Eve Burton	10/31/2019	115[2]	29,613
	1/24/2020	903[3]	260,136
	1/24/2020	102[2]	29,384
	5/8/2020	105[2]	29,438
	7/31/2020	96[2]	29,411
Scott D. Cook[4]	–	–	–
Richard L. Dalzell	10/31/2019	119[2]	30,643
	1/24/2020	903[3]	260,136
Deborah Liu	1/24/2020	903[3]	260,136
	1/24/2020	92[2]	26,503
	5/8/2020	94[2]	26,354
	7/31/2020	86[2]	26,348
Suzanne Nora Johnson	1/24/2020	903[3]	260,136
Dennis D. Powell	1/24/2020	903[3]	260,136
Brad D. Smith	See note (5)	See note (5)	See note (5)
Thomas Szkutak	10/31/2019	98[2]	25,235
	1/24/2020	903[3]	260,136
	1/24/2020	87[2]	25,063
	5/8/2020	90[2]	25,233
	7/31/2020	82[2]	25,122
Raul Vazquez	1/24/2020	903[3]	260,136
Jeff Weiner	1/24/2020	903[3]	260,136

(1) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of these awards is equal to the closing market price of Intuit's common stock on the date of grant. See footnote (5) for more information about the equity awards made to Mr. Smith during fiscal 2020.

(2) These amounts represent RSUs awarded pursuant to a Conversion Grant, which are granted quarterly based on a fair value equal to 25% of the annual retainers for Board and committee service (as described above under "Annual Retainer and Equity Compensation Program for Non-Employee Directors") and calculated using the closing market price of Intuit's common stock on the date of grant. These Conversion Grants are granted on a quarterly basis, following the applicable annual meeting, and are fully vested at the time of grant.

(3) Annual Non-Employee Board Member grant, which vests as to 100% of the shares on January 1, 2021, subject to the director's continued service.

(4) Mr. Cook did not receive any equity awards from Intuit during fiscal 2020.

(5) Because Mr. Smith is an employee of Intuit, he is not compensated as a non-employee director. Equity awards with a total grant date fair value of $6,202,489 were granted to Mr. Smith during fiscal 2020 and reflect the portfolio mix of 50% Relative TSR RSUs, 25% service-based RSUs and 25% stock options that applies to all of our executive officers at the Senior Vice President level or above, including our NEOs. The aggregate grant date fair values of the awards were computed in accordance with FASB ASC Topic 718 and consisted of the following: 9,729 Relative TSR RSUs (at target) with a July 30, 2020 grant date fair value of $3,000,277; 4,936 service-based RSUs with a July 30, 2020 grant date fair value of $1,500,248; 20,040 stock options with an exercise price of $303.94 and a July 30, 2020 grant date fair value of $1,500,068; and 730 matching RSUs awarded under Intuit's MSPP with an August 9, 2019 grant date fair value of $201,896.

Outstanding Equity Awards for Directors at Fiscal Year-End 2020

The following table provides information on the outstanding equity awards held by our directors, other than Mr. Goodarzi and Ms. Mawakana, as of July 31, 2020.

Director Name	Aggregate Shares Subject to Outstanding Stock Awards (#)[1]	Portion of Outstanding Stock Awards that is Vested and Deferred (#)[1]
Eve Burton	12,500	11,597
Scott D. Cook	–	–
Richard L. Dalzell	16,473	15,570
Deborah Liu	5,761	4,858
Suzanne Nora Johnson	8,665	7,762
Dennis D. Powell	8,665	7,762
Brad D. Smith	See note (2)	See note (2)
Thomas Szkutak	4,768	3,865
Raul Vazquez	8,577	7,674
Jeff Weiner	10,736	9,833

(1) For each non-employee director, the amounts reflected as aggregate shares subject to outstanding stock awards include vested and deferred stock awards, for which settlement is deferred in accordance with Intuit's director equity compensation program.

(2) As of July 31, 2020, Mr. Smith held outstanding stock awards representing a total of 224,696 shares. Mr. Smith also held stock options representing a total of 654,115 shares with exercise prices ranging from $107.25 per share to $303.94 per share; 566,939 of these stock options were exercisable at that date.

Proposal No. 2
Advisory Vote to Approve
Executive Compensation

We are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation.

The "Compensation Discussion and Analysis" section of this proxy statement explains the Compensation Committee's guiding compensation philosophy. The Compensation Committee strives to establish a compensation program that:

- compensates our executives based on both overall company performance and individual employee performance;
- supports our corporate growth strategy;
- enables Intuit to attract, retain and motivate talented executives with proven experience;
- closely ties our NEOs' compensation to short- and long-term performance goals; and
- makes incentive compensation a greater portion of overall pay for our NEOs than it is for most other Intuit employees, because they lead our key business units or functions and thus have the ability to directly influence overall company performance.

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, as described under "Executive Compensation" in the Proxy Summary above and in the "Compensation Discussion and Analysis" section below.

We urge you to read the "Compensation Discussion and Analysis" section of this proxy statement to learn about how our policies and practices reflect our compensation philosophy, and the "Executive Compensation Tables" section to learn about the specific compensation of our NEOs. The Compensation Committee and the Board believe that Intuit's policies and procedures reflect our compensation philosophy and assist with achieving its goals.

While the advisory vote to approve executive compensation is non-binding, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values your opinions and will consider the outcome of the "say-on-pay" vote when making future compensation decisions for NEOs.

Unless the Board of Directors modifies its policy on the frequency of say-on-pay votes, a non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

 The Board recommends that you vote **FOR** approval of the advisory resolution to approve executive compensation.

Compensation and Organizational Development Committee Report

Set out below is the "Compensation Discussion and Analysis," which discusses Intuit's executive compensation programs and policies and explains how we and management view and use such programs and policies. We strive to see that Intuit's compensation programs are fiscally responsible, market responsive and performance-based. Guided by these principles, we regularly review and monitor senior management's compensation, as well as their potential for larger leadership roles, to produce the greatest value for Intuit's four sets of stakeholders: employees, customers, partners and stockholders. To this end, the Compensation and Organizational Development Committee has reviewed the components of compensation paid to each of Intuit's officers for fiscal 2020, including annual base salary, target incentive bonus and equity compensation.

Given our role in providing guidance on program design, administering these programs and policies and making specific compensation decisions for senior executives, the Compensation and Organizational Development Committee participated in the preparation of the "Compensation Discussion and Analysis" and reviewed and discussed its contents with management. Based on the review and discussions, we recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement.

Compensation and Organizational Development Committee Members

Suzanne Nora Johnson (Chair)
Eve Burton
Deborah Liu
Tekedra Mawakana
Jeff Weiner

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives, provides context for the compensation actions approved by the Compensation Committee, and explains the compensation of our Named Executive Officers ("NEOs"). The Compensation Committee, which is comprised entirely of independent directors, oversees Intuit's compensation plans and policies, approves compensation of our executive officers and administers our equity compensation plans.

For fiscal 2020, our Named Executive Officers were:



Sasan K. Goodarzi
President and Chief Executive Officer



Michelle M. Clatterbuck
Executive Vice President and Chief Financial Officer



Laura A. Fennell
Executive Vice President and Chief People & Places Officer



Gregory N. Johnson
Executive Vice President and General Manager, Consumer Group



Marianna Tessel
Executive Vice President and Chief Technology Officer

How Management Responded to a Challenging Environment

Amid the unprecedented environment caused by the COVID-19 pandemic, management focused its attention and the company's resources on four priorities:

→ the health and safety of our employees,

→ doing the right thing for our customers,

→ managing our business for both the short and long term and

→ innovating for the future.

In an effort to manage expenses and liquidity in a challenging environment, management proposed not to increase executive base salaries for fiscal 2021, consistent with company-wide efforts to hold salaries flat and limit increases to promotions and market adjustments. In addition, the CEO and senior management (including the NEOs) agreed to limit their cash incentives in fiscal 2020 to 100% of target, which was less than the amount yielded by the applicable performance formula. The Compensation Committee endorsed these recommendations.

Despite the challenges, our fiscal 2020 financial performance was very strong and the bonus plan funding formula actually yielded a baseline funding in excess of 100% of target. Consistent with management's commitment to support employees while still managing expenses, the Compensation Committee held the bonus pool funding for the NEOs and other senior executives at 100% of target while setting the bonus pool for all other employees in line with the higher level determined under the applicable formula.

Our Fiscal 2020 Performance

Intuit's financial performance for fiscal 2020 was very strong and exceeded the cash incentive bonus goals that were set at the beginning of the fiscal year. Our strong financial results were especially noteworthy given the challenging market environment.

Revenue of	GAAP operating income of	Non-GAAP operating income of
$7.7B	**$2.2B**	**$2.7B**
↑ **13%** from FY19	↑ **17%** from FY19	↑ **17%** from FY19

GAAP diluted EPS of	Non-GAAP diluted EPS of	Repurchased shares of
$6.92	**$7.86**	**$318M**
↑ **17%** from $5.89 in FY19	↑ **16%** from $6.75 in FY19	and ↑ dividend **13%** to $2.12/share

See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Key financial highlights from fiscal 2020:

- Generated **revenue growth of 15%** in the Small Business & Self-Employed Group, **13%** in the Consumer Group and **4%** in the Strategic Partner Group

- Grew combined QuickBooks Online and TurboTax Online platform revenue by **22%**, totaling approximately **$4.8 billion**

- Grew QuickBooks Online Ecosystem revenue by **31%**, to **$2.2 billion** (including non-recurring Paycheck Protection Program revenue)

- Generated TSR of **11.3%** during fiscal 2020 and generated annualized three-year TSR of **31.8%** and annualized five-year TSR of **24.9%**, both of which were in the top decile of S&P 500 constituents for the relevant period. The S&P 500 index had annualized returns of **12.0%** over the three-year and five-year periods.

Other key accomplishments for fiscal 2020:

- **Accelerated innovations** to support our customers during the COVID-19 pandemic to connect them with aid and relief programs

- **Leveraged AI** to significantly improve the expert and customer experiences in TurboTax Live and reached more Latinx customers, self-employed tax filers and customers who have investments

- Earned employee engagement and customer satisfaction scores that continued to reflect best-in-class levels, including being chosen as one of Fortune Magazine's **"100 Best Companies to Work For"** for the 19th consecutive year

- **Accelerated strategic priority** to "unlock smart money decisions" by connecting customers with financial offerings that help put more money in their pockets by entering into an agreement to acquire Credit Karma, Inc.

How We Compensated Our CEO

In response to the uncertainty caused by the pandemic, Mr. Goodarzi's fiscal 2020 bonus was funded at 100% of target, which was lower than both the percentage generated by the bonus plan's funding formula of 117.9% and the aggregate funding percentage for the broader employee base. Further, he was not provided a salary increase for fiscal 2021. The long-term compensation decisions for Mr. Goodarzi made in fiscal 2020 reflected Intuit's objectively strong performance despite the uncertain and unprecedented economic environment.

Our CEO's compensation is aligned with stockholders' interests. As illustrated to the right, approximately 95% of total direct compensation for Mr. Goodarzi in fiscal 2020 was performance-based, and thus strongly linked to Intuit's results. Only his base salary (approximately 5% of his total direct compensation for fiscal 2020) was a fixed amount.

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2020. Consistent with disclosure in the Fiscal Year 2020 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2020.

CEO Total Direct Compensation[1]



5%
Base Salary

23%
Options

8%
Incentive Cash

23%
RSUs

41%
Relative
TSR RSUs

95%
Performance-Based

How Our Executive Compensation Reflects Pay-For-Performance

Our executive compensation programs are designed to reward both short-term operating results and long-term growth, as measured by TSR. The only fixed component of pay is base salary. On average, we deliver approximately 93% of the total direct compensation for all of our NEOs through annual cash incentive awards and long-term incentive awards that link their pay with Intuit's operating results or TSR.

Incentive payouts under our annual cash incentive plan are based on revenue and non-GAAP operating income for the fiscal year, as well as Intuit's overall performance with respect to annual objectives for employees, customers, partners and stockholders ("True North" objectives). These performance metrics are described in further detail under "Annual Cash Bonuses."

The cash incentive payout percentage is the same for all NEOs and does not exceed the overall funding level of the bonus pool for the broader employee base, which helps to promote consistent Intuit-wide outcomes.

Other NEOs Total Direct Compensation[1]



7-8%
Base Salary

21-22%
Options

6-8%
Incentive Cash

21-22%
RSUs

42-43%
Relative
TSR RSUs

92%–93%
Performance-Based

Equity-based compensation is aligned with the long-term interests of Intuit's stockholders by focusing our executive officers' attention on both absolute and relative TSR. The chart to the left shows the allocation of the NEOs' total direct compensation for fiscal 2020, reflecting the importance of performance-based compensation.

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2020. Consistent with disclosure in the Fiscal Year 2020 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2020.

Executive Compensation Highlights

In fiscal 2020, we paid cash bonuses to the NEOs at 100% of target. This percentage was **lower than** both the percentage generated under the bonus plan's funding formula of 117.9% and the aggregate funding percentage for the broader employee base. In response to the COVID-19 pandemic, the CEO and senior management (including the NEOs) agreed to limit their cash incentives to 100% of target or, if lower, the amount yielded by the formula. Following the close of fiscal 2020, the bonus plan funding formula yielded a baseline funding percentage in excess of 100%. Consistent with management's commitment to support employees through the circumstances created by the pandemic, the Compensation Committee funded the bonus pool for the NEOs and other senior executives at 100% of target while setting the bonus pool for all other employees in line with the higher level yielded under the formula.

On average, 93% of the fiscal 2020 total direct compensation of the NEOs was performance-based. In addition, service-based RSUs and Relative TSR RSUs granted to the CEO are subject to a mandatory one-year holding period after vesting to increase his long-term alignment with stockholders.

No NEO's salary was increased for fiscal 2021, despite strong fiscal 2020 performance, in light of the COVID-19 pandemic and consistent with company-wide efforts to hold salaries flat, except for promotions and limited market adjustments.

2020 "Say-on-Pay" Advisory Vote on Executive Compensation

Intuit has provided stockholders with an advisory vote on executive compensation in each of the last eight years. At our 2020 Annual Meeting of Stockholders, approximately 91.7% of the votes cast in the "say-on-pay" advisory vote were "FOR" approval of our executive compensation. The Compensation Committee evaluated the results of the 2020 advisory vote, together with the other factors and data discussed in this CD&A, in determining executive compensation policies and decisions.

We value the opinions of our stockholders and seek their input as part of our regular stockholder outreach efforts. The feedback we received from stockholders regarding our executive compensation program was generally positive.

> We value the opinions of our stockholders and seek their input as part of our regular stockholder outreach efforts.

After evaluating the outcome of the 2020 advisory vote, stockholder feedback and input from our independent compensation consultant, the Compensation Committee determined that our executive compensation programs are aligned with our compensation philosophy and company strategy and decided not to make any material changes to the structure or principles of the programs.

The Compensation Committee will continue to consider stockholder feedback, input from our independent compensation consultant and the outcomes of future say-on-pay votes when assessing our executive compensation programs and policies and making compensation decisions for our NEOs.

Compensation Philosophy and Objectives

Our Guiding Philosophy

In setting policies and practices regarding compensation, the guiding philosophy of the Compensation Committee is that our compensation programs should:

1 Help achieve our corporate growth and business strategy	**2** Compensate our executives based on both company performance and individual performance	**3** Enable Intuit to hire, retain and motivate talented executives with proven experience in an increasingly competitive market	**4** Have a greater portion of NEO pay opportunity tied to short- and long-term incentive programs than for other Intuit employees, because our NEOs – as leaders of key business units or functions – have the ability to directly influence overall company performance

Our Strategies

We use a mix of cash and equity incentives. The Compensation Committee believes that both cash and equity incentives are important to an effective compensation structure. Annual cash incentives reward executives for short-term operating results, while equity incentives motivate executives to deliver on our long-term strategic plan in order to increase stockholder value.

We consider a diverse set of factors in determining compensation opportunities and incentive awards. In determining the amount of cash and equity incentives our officers receive, the Compensation Committee considers each officer's total compensation to assess the program's overall value for motivating and retaining him or her. The committee also considers other relevant factors, such as market data, internal parity, succession planning, exceptional capability, and stockholder and proxy advisor perspectives.

We manage our equity compensation programs to provide competitive rewards that are commensurate with results delivered. The Compensation Committee considers measures related to dilution, burn rate and the cost of the equity incentive program compared to similar peer companies, while recognizing the need to hire top talent in a competitive labor market. This is especially important in areas, such as full-stack and data engineering, data science, customer success and sales, that help accelerate our strategy to be an AI-driven expert platform to solve our customers' biggest problems.

Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations

The Compensation Consultant

The Compensation Committee has the authority to retain independent consultants and other experts to assist it in fulfilling its responsibilities. The committee has engaged the services of FW Cook, a national executive compensation consulting firm, to review and provide recommendations concerning Intuit's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and interacts with the company and management only in the course of performing those services. As described below under "Fiscal 2020 Peer Group," FW Cook assists the committee in defining our peer group, which is used in our evaluation of our relative executive compensation levels and practices and provides context for evaluating and making compensation decisions. FW Cook also assists the committee in comparing our non-employee director compensation program and practices to those of peer companies.

FW Cook attended all meetings of the Compensation Committee as its independent advisor, responded to committee members' inquiries and refined their analyses based on the committee's questions. The Compensation Committee has assessed the independence of FW Cook pursuant to Nasdaq and SEC rules, and concluded that FW Cook is independent and that no conflict of interest exists that would prevent FW Cook from independently representing the Compensation Committee.

Officers and the Board

The Compensation Committee received support from Intuit's human resources leaders in analyzing and establishing Intuit's compensation programs for fiscal 2020. Members of Intuit's management and staff, including the Chief People & Places Officer, members of her staff and internal Intuit counsel, attended a portion of each meeting of the Compensation Committee.

Mr. Goodarzi, our President and CEO, provided recommendations to the committee regarding the cash and equity compensation of his executive staff (including those who are NEOs), succession planning, organizational development and the use of incentive compensation to drive Intuit's growth and support the ecosystem business model. In determining compensation for other NEOs, the committee considered Mr. Goodarzi's recommendations.

To aid the Compensation Committee in its evaluation of his performance, Mr. Goodarzi provided a self-review and feedback from his executive staff, together with input from the Executive Chairman of the Board, to the committee. The Compensation Committee determined the compensation for Mr. Goodarzi after obtaining information and input from FW Cook and conferring with the Board without Mr. Goodarzi present.

In all cases, although the Compensation Committee received advice and recommendations, the committee is solely responsible for making the final decisions on compensation for the NEOs.

Fiscal 2020 Peer Group

Peer Group Composition

Each year the Compensation Committee works with its independent compensation consultant to determine appropriate peer companies for benchmarking our executive compensation program. In choosing the peer group, the committee has two primary objectives:

First, to confirm that our peer group is relevant and includes companies:

- with which we compete for executive and technical software development talent;
- of similar scope and complexity; and
- of similar size, measured by revenue and market capitalization.

Second, to create a sufficiently robust set of peers to ensure a degree of continuity year-over-year.

Using these objectives, the independent compensation consultant recommended a fiscal 2020 peer group of 16 companies with the following characteristics:

Criteria for Fiscal 2020 Peer Group	Characteristics
Technology companies with headquarters in California	All are California technology innovators that Intuit competes with for executive talent.
Size	Peer companies generally fall within a range of similar revenue between 0.33x and 3.0x Intuit's revenue and company market-capitalization value between 0.33x and 3.0x that of Intuit.
Year-over-year continuity	In fiscal 2020, one company, NortonLifeLock Inc. (formerly Symantec Corporation), was removed from the peer group because it no longer met the geography criterion after relocating its corporate headquarters following the sale of its enterprise-security business, and one company, QUALCOMM Incorporated, was added to the peer group as a new company that met the industry, geography and size criteria.

The independent compensation consultant reviewed these criteria with the Compensation Committee in January 2020, and the committee determined that the following companies would make up the compensation peer group for fiscal 2020 year-end decisions.

2020 Compensation Peer Companies

Activision Blizzard, Inc.	Electronic Arts, Inc.	QUALCOMM Incorporated	Tesla, Inc.
Adobe Inc.	NetApp, Inc.	salesforce.com, inc.	Twitter, Inc.
Autodesk, Inc.	Netflix, Inc.	ServiceNow, Inc.	VMware, Inc.
eBay Inc.	PayPal Holdings, Inc.	Square, Inc.	Workday, Inc.

All compensation decisions made in July 2020 relied on this peer group for context. Any discussion about components of executive officers' compensation that occurred prior to July 2020 (including, for example, their salaries) relied on the peer data from the peer group approved by the Compensation Committee in January 2019.

How Peer Group Data Were Used

The Compensation Committee used the publicly reported information regarding NEO compensation from these companies as a reference point in assessing compensation levels for Intuit's NEOs. The committee then considered each individual officer's role and scope of responsibilities relative to comparable positions at Intuit's peers. Based on this information, the committee reviewed Intuit's executive compensation programs and practices, and analyzed each NEO's base pay, cash bonus and equity awards. There is no targeted benchmark level of compensation.

Components of Compensation

Overview

The components of Intuit's executive compensation program for fiscal 2020 are as follows:

	Component	Primary Purpose
	Base Salary	Provides the security of a competitive fixed cash payment for services rendered.
Performance-Based	**Annual Cash Bonuses**	Reward achievement of annual company operating goals, including revenue and non-GAAP operating income targets, as well as the company's achievement of True North objectives focused on employees, customers, partners and stockholders. The bonus funding percentage for NEOs was less than the percentage for the broader Intuit population.
Performance-Based	**Long-Term Incentives**	Motivate and reward executives based on Intuit's absolute performance, its performance relative to peers and the value delivered to Intuit stockholders through stock price appreciation and dividends.
Performance-Based	**50% Relative TSR RSUs**	**Relative TSR RSUs** retain executives and align them with stockholders for a minimum of the three-year vesting period and offer upside for superior stockholder returns relative to similar alternative investments over 12-, 24- and 36-month periods.
Performance-Based	**25% Service-based RSUs**	**Service-based RSUs** retain executives and provide alignment with stockholders' interests during the vesting term.
Performance-Based	**25% Stock Options**	**Stock Options** retain executives and motivate them to build stockholder value over the seven-year life of the option, since options deliver value only if Intuit's stock price appreciates after they are granted.

The Compensation Committee conducts its annual review process near the end of each fiscal year to determine each executive's cash bonus, equity awards and any adjustments to base salary and target cash bonus opportunities for the following year. This timing allows the committee to consider the company's TSR performance to date and financial results for the fiscal year. The committee is required to certify the achievement of the performance measures for each performance-based element of an executive's compensation.

Base Salary

Each July, the Compensation Committee reviews the base salaries of our NEOs in the context of the compensation information provided by the committee's independent compensation consultant. The goal of this review is to determine whether the base salaries of our NEOs are competitive with our compensation peer group and to ensure those salaries reflect each executive's role, responsibilities, experience and performance. Fiscal 2021 base salary decisions for each of our NEOs are described under "Compensation Snapshot for Each NEO" below.

Annual Cash Bonuses

Intuit uses cash bonuses to reward achievement of annual company financial performance and individual strategic and operational objectives, all of which align with stockholder value. These bonuses are determined by a multi-step process.

At the beginning of and during the fiscal year

Bonus targets are established. Each NEO has an annual bonus target that is a stated percentage of base salary. The Compensation Committee set fiscal 2020 bonus targets in July 2019 for all NEOs based on the scope and significance of each executive's leadership role at Intuit, as well as a review of market data.

Senior Executive Incentive Plan performance hurdle is established. Through fiscal 2020, cash bonuses for our NEOs were generally awarded under the SEIP, a stockholder-approved plan that was intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (before the Code was amended as part of the Tax Cuts and Jobs Act in December 2017), as described in more detail below. SEIP participants were determined in the first quarter of the fiscal year. In fiscal 2020, participants included the CEO, the Executive Chairman of the Board, the Chairman of the Executive Committee and all Executive Vice Presidents at that time. In May 2019, the Compensation Committee established a company GAAP operating income threshold of $800 million for fiscal 2020 as the minimum performance hurdle for any NEO to be eligible for a cash bonus under the SEIP, and set the maximum payout at 250% of a participant's target award.

SEIP bonus pool funding formula is determined. Baseline funding of the SEIP is based on company-wide performance against a formula that includes specific revenue and non-GAAP operating income targets. The committee believes these objective measurements serve as clear goals for management to drive both innovation and responsible cost-management. The Compensation Committee set two aggressive, equally weighted performance goals — one based on Intuit's revenue and the other based on non-GAAP operating income. (See the table on page A-3 of this proxy statement for a reconciliation of non-GAAP measures.) The fiscal 2020 revenue goal reflected growth of 11.9% over actual performance in fiscal 2019, and the non-GAAP operating income goal reflected 13.0% growth over actual performance in fiscal 2019.

Response to COVID-19 Pandemic. In response to the uncertainty caused by the COVID-19 pandemic, the CEO and senior management (including the NEOs) agreed to limit their cash incentives to 100% of target. Following the close of fiscal 2020, the bonus plan funding formula (described below) yielded a baseline funding percentage of 117.9%. Consistent with management's commitment to support employees through the circumstances created by the pandemic, the Compensation Committee funded the bonus pool for the NEOs and other senior executives at 100% of target while funding the bonus pool for all other employees in line with the higher level yielded under the formula.

At the end of the fiscal year

Achievement of SEIP performance hurdle is certified. At the close of fiscal 2020, the Compensation Committee certified that Intuit had exceeded the $800 million GAAP operating income threshold. Accordingly, each participant in the SEIP was eligible, but not entitled, to receive a cash bonus under that plan.

Fiscal 2020 baseline bonus funding is determined. The following table shows formulaic output of a range of performance levels against the two goals approved by the Compensation Committee at the beginning of the fiscal year. In fiscal 2020, the slope of this scale was recalibrated to reward only the highest levels of performance with the highest rates of funding.

Based on these results, the formula yielded a baseline funding of the SEIP at 117.9% of target. However, the Compensation Committee determined to fund the SEIP at 100% of target and to fund the bonus pool available to the broader employee base in line with the higher level yielded under the formula.

Measure Weighting	Revenue ($ Billions) 50%		Non-GAAP Operating Income ($ Billions) 50%		Total 100%
	FY20 Revenue	Bonus Pool Funding as a Percent of Target[1]	FY20 Operating Income	Bonus Pool Funding as a Percent of Target[1]	Baseline Company Performance as a Percent of Target[2]
Maximum	$7.97	150%	$2.77	150%	150%
	$7.77	128%	$2.68	130%	129%
	$7.68	109%	$2.61	113%	111%
	$7.64	105%	$2.59	103%	104%
Target	**$7.59**	**100%**	**$2.58**	**100%**	**100%**
	$7.47	97%	$2.54	97%	97%
	$7.34	93%	$2.49	93%	93%
	$7.21	90%	$2.45	90%	90%
	$7.02	45%	$2.39	45%	45%
Threshold	$6.83	—%	$2.32	—%	—%
Actual fiscal 2020 performance and funding percentages	**$7.68**	**109.0%**	**$2.67**	**126.7%**	**117.9%**

(1) Linear interpolation between defined points. Fiscal 2020 revenue and non-GAAP operating income dollar figures above are rounded to the nearest ten million. The Bonus Pool Funding as a Percent of Target is calculated using dollars in millions. Thus, actual results may vary slightly from the figures presented above.

(2) This represents a baseline for the funding of the SEIP. The Compensation Committee has discretion to determine the actual SEIP payment levels for each participant in an amount not to exceed $5 million.

Bonus funding is approved. The Compensation Committee assessed fiscal 2020 financial performance and also took into account the company's progress toward True North objectives for employees, customers, partners and stockholders as supported by the following outcomes:

• Maintained employee engagement scores at best-in-class levels, as measured by an independent employee engagement analytics firm and internal diversity and inclusion surveys;

• Maintained employee retention at better rates than peer companies;

• Ranked #11 in Fortune magazine's "100 Best Companies to Work For" survey, and ranked #1 in India and in the top 5 in two other regions outside the U.S.;

• Attained improved customer satisfaction, as measured by product recommendation scores, for both our QuickBooks Online and TurboTax products;

• Accelerated strategic priority to connect customers with financial offerings that help put more money in their pockets by entering into an agreement to acquire Credit Karma, Inc.

• Grew combined QuickBooks Online and TurboTax Online platform revenue by 22%, totaling approximately $4.8 billion;

• Leveraged AI to significantly improve the expert and customer experiences in TurboTax Live and reach more Latinx customers, self-employed customers and customers with investments; and

• Accelerated innovations to support our customers during the COVID-19 pandemic to connect them with aid and relief programs.

Based on the foregoing, the Compensation Committee set funding for the SEIP at 100% of target – below the level approved for the bonus pool applicable to Intuit employees generally, and below the baseline formulaic funding level of 117.9%. In setting this funding level lower than the percentage generated under the financial formula, the committee considered management's commitment to supporting employees during the pandemic.

Actual Named Executive Officer bonus awards are determined. The Compensation Committee determined that each NEO would be awarded a bonus equal to 100% of his or her target, which was lower than both the the percentage generated under bonus plan's funding formula of 117.9% and the aggregate funding percentage applicable to Intuit employees generally. The committee believes setting the funding percentage of short-term incentives paid to the NEOs at or below those paid to the rest of our employees helps to promote consistent Intuit-wide outcomes. In fiscal 2020, the committee's decision to pay short-term incentives to NEOs at a lower level than other employees reflects the committee's approval of management's commitment to support our employees through the pandemic.

The fiscal 2020 bonus payouts for each of our NEOs were as follows:

Name	Annual Base Salary ($)[1]	Target Bonus as a Percent of Salary (%)	Target Bonus ($)	Actual Bonus as a Percent of Target Bonus (%)	Actual Bonus ($)
Sasan K. Goodarzi	1,000,000	150%	1,500,000	100%	1,500,000
Michelle M. Clatterbuck	700,000	100%	700,000	100%	700,000
Laura A. Fennell	700,000	100%	700,000	100%	700,000
Gregory N. Johnson	700,000	100%	700,000	100%	700,000
Marianna Tessel	700,000	100%	700,000	100%	700,000

(1) The annual base salary amounts used in the calculation of fiscal 2020 target bonuses exclude amounts paid in fiscal 2020 for an additional pay period due to the timing of the bi-weekly payroll calendar. See the "Fiscal Year 2020 Summary Compensation Table" for more information.

Long-Term Incentives

For the fiscal 2020 annual awards, which were granted in July 2020, our NEOs were granted half of their annual equity grant value in Relative TSR RSUs, and the other half was split evenly between service-based RSUs and stock options. The value of equity grants is measured based on grant date fair value.

Relative TSR RSUs

Our Relative TSR RSUs align the interests of award recipients and our stockholders by rewarding superior stockholder returns compared to a pre-established peer group of other large technology companies. Specifically, target shares are earned only if Intuit achieves a TSR ranking at the 60th percentile or above in our TSR peer group. These performance-based awards ensure that a significant share of our executives' equity compensation is contingent upon future outperformance compared to a peer group.

Vesting. Relative TSR RSUs cliff vest after a three-year period and are earned based on Intuit's TSR compared to companies in a pre-established peer group, with three discrete performance periods covering 12, 24 and 36 months. Shares earned based on the 12- and 24-month relative TSR performance periods have an additional service-based vesting requirement; these shares do not vest until the end of the 36-month period. The three-year vesting schedule serves as a retention incentive and requires consistent, longer-term stock price performance, which supports long-term alignment with the interests of our stockholders. If an executive's employment is terminated before the end of the three-year period, all of the Relative TSR RSUs subject to that award will be forfeited except in the cases of retirement or involuntary termination, where awards are subject to pro rata vesting for time served during the performance period (based on actual performance for any completed period and target for any incomplete period).

Intuit employees who are at least 55 years old and have worked for the company for at least 10 full years are considered "retirement eligible" under the terms of these awards, which provides some additional benefits, as further described below under "Potential Payments Upon Termination of Employment or Change in Control."

Mr. Goodarzi's award includes a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the Relative TSR RSU awards. This is to ensure longer term alignment with stockholders and accountability for strategic decision-making. Except in certain limited circumstances (death, disability or a change in control), the deferral period applies to vested shares even if Mr. Goodarzi terminates service with the company.

Performance goals. The Compensation Committee chose to target the 60th percentile position to ensure that Intuit must perform better than the majority of the relative TSR peers before executives can earn the target number of shares. The use of discrete measurement periods of 12, 24 and 36 months aims to minimize the potential impact of short-term share price volatility over the duration of the three-year performance period. However, no portion of the award is earned or distributed until the conclusion of the full three-year performance period. The Compensation Committee believes that this approach focuses NEOs on long-term stockholder return.

TSR Peers. The "TSR Peers" were identified using objective selection criteria recommended by our independent compensation consultant. All are U.S.-based public companies within Intuit's General Industry Classification Standard ("GICS") code and three other similar GICS codes as they were defined and constituted as of June 30, 2020, that have market capitalization and revenue greater than or equal to 0.20x Intuit's, plus H&R Block, Inc., which is a direct, size-relevant competitor. The Compensation Committee believes that having 44 TSR Peers ensures that, even in the event of mergers or acquisitions, Intuit will have a robust peer group for purposes of comparing TSR.

The TSR Peers represent a wider company sample than the companies we compete with directly for talent; this is not the same as the peer group used to benchmark executive compensation. The TSR Peers were chosen so that the Relative TSR RSUs will reward the NEOs based on objective measurement of Intuit's one-, two- and three-year returns compared to similar companies in which an Intuit stockholder might reasonably be expected to invest.

The TSR Peers are:

Relative TSR Peer Companies

Accenture Holdings plc	Expedia Group, Inc.	Palo Alto Networks, Inc.
Activision Blizzard, Inc.	Facebook, Inc.	Paychex, Inc.
Adobe Inc.	Fidelity National Information Services, Inc.	PayPal Holdings, Inc.
Akamai Technologies	Fiserv, Inc.	salesforce.com, inc.
Alphabet Inc.	FleetCor Technologies, Inc.	ServiceNow, Inc.
Amazon.com, Inc.	Fortinet, Inc.	Snap Inc.
ANSYS, Inc.	Global Payments Inc.	Splunk Inc.
Autodesk, Inc.	H&R Block, Inc.	Square, Inc.
Automatic Data Processing, Inc.	IAC/InterActiveCorp	SS&C Technologies Holdings, Inc.
Booking Holdings Inc.	International Business Machines Corporation	Synopsys, Inc.
Broadridge Financial Solutions, Inc.	Mastercard Incorporated	Twitter, Inc.
Cadence Design Systems, Inc.	Match Group, Inc.	Visa Inc.
Cognizant Technology Solutions Corporation	Microsoft Corporation	VMware, Inc.
eBay Inc.	NortonLifeLock Inc.	Workday, Inc.
Electronic Arts Inc.	Oracle Corporation	

The following changes were made to the Relative TSR peer group for Relative TSR RSUs granted in fiscal 2020:

- Four 2019 TSR peer companies were removed in the fiscal 2020 award design because they no longer met the objective size requirement or were acquired
- Eight companies that meet the size requirement were added

How payouts link to performance. A "target" payout is earned when Intuit's performance is at the 60th percentile of the TSR Peers for the applicable performance period. Payouts can range from 200% of target (if Intuit's TSR reaches the 100th percentile of the TSR Peers for the performance period) to as low as 0% (if performance is below the 25th percentile of the TSR Peers for the performance period). However, in order to avoid particularly large awards for outperforming peers in a declining market when Intuit's stockholders do not earn a positive return, payouts for each performance period are generally capped at 100% of target if absolute TSR is negative over any such performance period. In order to further enhance the 36-month performance period, recipients may earn the full value of any such capped awards if, for the 36-month performance period, Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above. This feature is effective for awards made beginning in July 2020. The table below summarizes the relationship between relative TSR performance and the percent of target that may be earned under these awards:

TSR Performance Relationship

	Threshold	Target	Maximum
	← NO SHARES EARNED →		
Intuit's TSR Percentile Rank [1]	25th	60th	100th
Shares Earned as a Percent of Target [2]	40%	100%	200%

(1) Linear interpolation between defined points. The stockholder return of both Intuit and the TSR Peers is measured using a thirty trading-day average at the start and the end of each performance period, which reduces the effect of daily stock market volatility on these measurements.

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period unless Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above for the 36-month performance period.

Dividends. Recipients of Relative TSR RSUs, including the NEOs, are provided dividend-equivalent rights in conjunction with these awards, but the dividends are not paid until the underlying shares are earned, vest and are issued. Dividend-equivalent rights on Relative TSR RSUs that fail to vest are forfeited.

Service-Based RSUs

In fiscal 2020, 25% of the total value of the executive officers' annual year-end equity awards was made in the form of service-based RSUs. These RSUs provide a link to stockholders' interests because their value tracks with changes in Intuit's stock price. They also serve as a long-term incentive for officers to remain with Intuit, since service-based RSUs have no value unless the recipient stays with Intuit through the vesting period.

Service-based RSUs granted beginning in July 2018 generally vest over four years, with one-fourth of the shares vesting in July of the year following the grant date, subject to achievement of the one-year GAAP operating income hurdle and continued service, and the remainder vesting in equal quarterly installments thereafter. Service-based RSUs granted beginning in July 2020 vest subject only to continued service. The CEO's awards also include a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the service-based RSU awards, to support longer-term alignment with stockholders. Except in certain limited circumstances (death, disability, retirement or a change in control), the deferral period generally applies to vested shares even if the CEO terminates service with Intuit or continues to serve Intuit but in a different role.

Intuit employees (including the NEOs) are provided dividend-equivalent rights in conjunction with RSU awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on RSUs that fail to vest are forfeited.

Stock Options

In fiscal 2020, 25% of the total value of the executive officers' annual equity awards was provided in the form of non-qualified stock options. Stock options become valuable only if the price of Intuit stock appreciates after the grant date, so they align option holders with the specific goal of increasing stockholder value over the seven-year term of the options. Beginning with awards granted in July 2018, stock options vest over four years of continued service, with 25% of the shares vesting after one year and the remainder vesting in equal monthly installments thereafter, so long as the executive officer continues to work at Intuit.

Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, such a recipient is entitled to pro rata vesting based on the number of full months of service over the award term. Other employees forfeit their unvested options if they terminate employment with Intuit before the end of the four-year vesting period.

How Equity Grant Values Were Determined

The Compensation Committee considers multiple factors in determining the size of an executive's equity awards, including annual performance ratings, succession planning, retention value of current equity holdings and equity award values for executives with similar roles at peer companies. For fiscal 2020, only executives with a performance rating of "achieved expectations" or "exceeded expectations" were eligible for equity awards; a rating of "exceeded expectations," for any given role, generally resulted in a larger equity grant than any other rating. The committee exercises its judgment and discretion, and also considers the recommendations of the CEO, in setting specific awards for our NEOs. All annual equity granted to our NEOs reflects the portfolio mix of 50% Relative TSR RSUs, 25% service-based RSUs and 25% stock options discussed above.

The value of the equity granted to Mr. Goodarzi was determined based on a review by the Compensation Committee of data provided by the committee's independent compensation consultant, in addition to the committee's own assessment that Mr. Goodarzi delivered outstanding results for all stakeholders during his first full fiscal year as CEO.

To determine the size of the equity awards for the other NEOs, the committee used data provided by the committee's independent compensation consultant, which estimated the range of grant values provided to executives in comparable positions at companies within Intuit's compensation peer group, as discussed above. The committee then considered the CEO's recommendations in order to determine where within the applicable range each executive's equity grant value would fall. The committee gives considerable weight to the CEO's recommendations because he has direct knowledge of each such NEO's performance and contributions.

The realization of the executives' grant date equity values is subject to a significant amount of performance risk, and the amount actually earned over the next several years could be significantly lower if Intuit's absolute and relative TSR (compared against the TSR Peers) are not strong. The challenging nature of Intuit's performance-based equity goals is illustrated by the 60th percentile TSR target.

The fiscal 2020 equity decisions for each of our NEOs are described under "Compensation Snapshot for Each NEO" on the following pages.

Fiscal 2020 Compensation Actions

Compensation Snapshot for Each Named Executive Officer

Sasan Goodarzi
President and Chief Executive Officer



Summary

The Compensation Committee's decisions relating to Mr. Goodarzi's fiscal 2020 compensation reflect the committee's assessment that Mr. Goodarzi delivered outstanding results during his first full fiscal year as CEO. The Compensation Committee believes this compensation package appropriately rewarded Mr. Goodarzi for his role in Intuit's strong fiscal 2020 performance, his successful transition to CEO and his leadership of a high-performing management team, Intuit's progress on its strategy to become an AI-driven expert platform and his leadership of the company through the challenges arising from the COVID-19 pandemic.

July 2020 Compensation Decisions

After assessing Mr. Goodarzi's performance, as described below, the Compensation Committee consulted with the Board, without Mr. Goodarzi present, and made the decisions described below with respect to his compensation.

Fiscal 2020 Bonus Award: 100% of target, or $1,500,000

— This 100% figure is less than both the percentage generated under the bonus plan's funding formula of 117.9% and the percentage funding approved by the Compensation Committee for the bonus pool for the broader employee base. The committee believes aligning the short-term incentives paid to the NEOs with those paid to the rest of our employees helps to promote consistent Intuit-wide outcomes. In fiscal 2020, the committee's decision to pay short-term incentives to NEOs at a lower level than other employees reflects the committee's approval of management's commitment to support our employees through the pandemic.

Fiscal 2020 Target Equity Grant Value: $19,000,000

— divided among Relative TSR RSUs (50% of value), service-based RSUs (25%) and service-based options (25%).

Mr. Goodarzi's service-based RSUs and Relative TSR RSUs are subject to a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the awards, to ensure longer-term alignment with stockholders.

Fiscal 2021 Base Salary: $1,000,000

— no change

Fiscal 2021 Bonus Target: 175% of base salary

— an increase of 25% to better align his target annual cash compensation opportunity with market data for similar companies of our size

Performance Assessment

The Compensation Committee assessed Mr. Goodarzi's impact on the one-year performance of the company and our major business units and on Intuit's longer-term goals, including strategic plans. Based on this assessment, the committee determined that Mr. Goodarzi delivered outstanding results for all stakeholders.

Short-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered outstanding results with respect to the annual goals established by the committee early in fiscal 2020 relating to revenue growth, operating income growth and leadership.

Revenue and operating income growth. Fiscal 2020 revenue was $7.7 billion, representing 13% annual growth, fueled by 15% growth in the Small Business & Self-Employed Group and 13% growth in the Consumer Group. GAAP operating income was $2.2 billion, up 17% from fiscal 2019, and non-GAAP operating income was $2.7 billion, up 17% from the prior year.

Leadership Results. The committee observed that Mr. Goodarzi delivered outstanding results in achieving his goals, including:

- **Delivering awesome customer experiences that create delight and increase share,** as measured by strong customer product recommendation scores, market leadership across products and geographies and the pending acquisition of Credit Karma, Inc. and other corporate development initiatives;

- **Continuing to build a high-performing organization and a great environment for the best talent**, as measured by strong employee engagement scores, improved attrition rates and improved ranking in Fortune magazine's "100 Best Companies to Work For" survey; and

- **Continuing to build Intuit's reputation by developing a robust culture of trust, compliance and security**, as demonstrated through continuous enhancements to Intuit's compliance, security and fraud detection and prevention processes and capabilities.

Long-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered outstanding progress toward the longer-term goals it established earlier in fiscal 2020, including implementation of a long-term plan to accelerate Intuit's growth track and execution of a multi-year leadership strategy.

Long-term strategic plan to accelerate the company's growth track. The committee recognized Mr. Goodarzi's leadership in executing Intuit's mission and strategy to become an AI-driven expert platform and ensuring that leaders and employees understand the connection between their work and Intuit's goals. The committee recognized the company's progress on its strategic priorities, or big bets, and highlighted the pending acquisition of Credit Karma. It noted that Intuit aligned organizational talent and resources around the strategic priorities and that the operating system provided rigor for measuring progress on strategic priorities. In fiscal 2020, Intuit also continued to develop its platform, digitizing services by building connections among customers, partners and experts to inspire our customers' confidence through offerings such as TurboTax Live. The committee also noted Mr. Goodarzi's focused deployment of resources to accelerate the application of AI and other critical technology and platform and brand initiatives designed to enhance the long-term strategy.

Multi-year leadership strategy. The committee assessed Mr. Goodarzi's progress against his multi-year leadership strategy, focusing on the development of his management team and succession plans, trends for employee engagement and customer experience results. The committee recognized Mr. Goodarzi's performance growing and developing the management team and leadership in developing a plan to hire the skills and talent that are aligned with Intuit's strategic priorities. The committee further recognized Intuit's best-in-class employee engagement scores and strong customer satisfaction scores in key businesses.

Other Named Executive Officers

The Compensation Committee determined the compensation for Intuit's other NEOs based on each executive's leadership in achieving the company's one-year operating plan and making significant progress toward longer-term strategic plans. In evaluating the other executives and determining each of their overall performance ratings, the committee considered:

- the performance evaluation and pay recommendations made by the CEO, which took into account the performance of each executive's business unit or functional group, the executive's leadership capability, and the importance of retaining the executive; and

- the scope, degree of difficulty and importance of the executive's responsibilities.

The committee gives considerable weight to the evaluation provided by the CEO because of his direct detailed knowledge of each NEO's performance and contributions. However, the committee has the sole responsibility for determining NEO compensation.

Like the CEO, each of the other NEOs received a bonus of 100% of his or her target bonus, which is less than both the percentage generated under the bonus plan's funding formula of 117.9% and the funding level of the bonus pool for the broader employee base that was approved by the Compensation Committee.

Michelle Clatterbuck

Executive Vice President and Chief Financial Officer



Performance Assessment

The Compensation Committee recognized Ms. Clatterbuck's achievement of the rigorous expectations of her role as Chief Financial Officer. Under her leadership, Intuit's finance team continued to build strong partnerships with the company's business units and external stakeholders to achieve excellent results. The committee recognized Ms. Clatterbuck's development of a robust process for financial planning and her disciplined approach to Intuit's capital allocation in service of strategic initiatives. In addition, the committee recognized Ms. Clatterbuck as a trusted, strategic and inclusive leader and an excellent facilitator with a deep understanding of the drivers of the business, as well as her contributions to the growth in total stockholder return.

July 2020 Compensation Decisions

Fiscal 2020 Bonus Award: 100% of target, or $700,000

Fiscal 2020 Target Equity Grant Value: $8,000,000

Fiscal 2021 Base Salary: $700,000

– no change

Fiscal 2021 Bonus Target: 100% of base salary

– no change

Laura Fennell

Executive Vice President and Chief People & Places Officer



Performance Assessment

The Compensation Committee determined that Ms. Fennell exceeded expectations in her role as Chief People & Places Officer. Ms. Fennell demonstrated courageous, decisive and compassionate leadership during an unprecedented period of health, economic and social crises. She exhibited execution excellence in managing Intuit's human resources functions and strong leadership in driving employee engagement, acquisition and retention of talent in a highly competitive market, and diversity and inclusion initiatives to further Intuit's strategic goals. The committee also recognized Ms. Fennell's strong business acumen, operational rigor and ability to build organizational capability.

July 2020 Compensation Decisions

Fiscal 2020 Bonus Award: 100% of target, or $700,000

Fiscal 2020 Target Equity Grant Value: $7,500,000

Fiscal 2021 Base Salary: $700,000

– no change

Fiscal 2021 Bonus Target: 100% of base salary

– no change

Greg Johnson

Executive Vice President and General Manager, Consumer Group



Performance Assessment

The Compensation Committee determined that Mr. Johnson exceeded expectations in his role as leader of the Consumer Group. Under his leadership, Consumer Group revenue grew 13%, the do-it-yourself tax preparation category grew and Intuit's share of total IRS tax returns increased, with strong customer growth across existing and underpenetrated segments. In addition to delivering strong results, the committee recognized Mr. Johnson's contributions to executing the Consumer Group's strategy to transform the assisted tax preparation category by growing the number of TurboTax Live customers by 70%. The committee also recognized Mr. Johnson as a systems leader with excellent operational accountability, rigor and discipline.

July 2020 Compensation Decisions

Fiscal 2020 Bonus Award: 100% of target, or $700,000

Fiscal 2020 Target Equity Grant Value: $9,500,000

Fiscal 2021 Base Salary: $700,000

– no change

Fiscal 2021 Bonus Target: 100% of base salary

– no change

Marianna Tessel

Executive Vice President and Chief Technology Officer



Performance Assessment

The Compensation Committee determined that Ms. Tessel exceeded expectations in her role as Chief Technology Officer. Under her leadership, Intuit accelerated the use of AI and increased the number of models deployed across its platform by over 50% in fiscal 2020, driving increased benefits to customers. The committee also recognized Ms. Tessel's significant contributions to completing the migration of the company's data centers to the cloud while expanding its core technology capabilities, decreasing downtime and increasing the speed of delivery on Intuit's development platform and mobile application deployments. In addition, the committee recognized Ms. Tessel's visionary leadership, deep customer and data orientation and her strength in building teams and developing culture.

July 2020 Compensation Decisions

Fiscal 2020 Bonus Award: 100% of target, or $700,000

Fiscal 2020 Target Equity Grant Value: $9,500,000

Fiscal 2021 Base Salary: $700,000

– no change

Fiscal 2021 Bonus Target: 100% of base salary

– no change

Fiscal 2020 Equity Grants

The following table shows the intended target total annual equity grant value awarded to each NEO at the end of fiscal 2020, and the number of Relative TSR RSUs, service-based RSUs and stock options granted based on the fiscal 2020 performance and compensation review process.

The intended values shown in the table may or may not be achieved, depending on whether performance criteria are met and how Intuit's stock price performs over the vesting period.

Name	Total Intended Value of Equity Grant[1]	Relative TSR RSUs (target #) (50% of value)	Service-based RSUs (target #) (25% of value)	Stock Options (#) (25% of value)
Sasan K. Goodarzi	$19,000,000	30,806	15,629	63,458
Michelle M. Clatterbuck	$ 8,000,000	12,971	6,581	26,719
Laura A. Fennell	$ 7,500,000	12,161	6,169	25,049
Gregory N. Johnson	$ 9,500,000	15,403	7,815	31,729
Marianna Tessel	$ 9,500,000	15,403	7,815	31,729

(1) These values were estimated using data available to the Compensation Committee on July 29, 2020. They do not match exactly the grant date fair values presented in the Fiscal Year 2020 Summary Compensation Table, which were calculated in accordance with FASB ASC Topic 718 and take into account the price of Intuit's common stock on the July 30, 2020 grant date.

Payout of Relative TSR RSUs Granted in 2017

In July 2017, the Compensation Committee approved the grant to Intuit executives of performance-based RSUs that were tied to relative total stockholder returns over 12-, 24- and 36-month performance periods. In each case, earning and vesting of these 2017 Relative TSR RSUs were based on Intuit's percentile rank for TSR among the TSR peer group established for fiscal 2017, based on the 30-day average closing market price of each member of that peer group at the beginning and the end of each performance period.

The graphic below describes the percent of target that could be earned under these awards based on relative TSR, as well as the actual achievement of the relative TSR performance for each performance period, as certified by the Compensation Committee under the earnout formula.

2017 RSU Grants: Actual Outcomes



	Threshold	Target	Actual	Maximum
			2017–2018: 92.7 2017–2019: 83.8 2017–2020: 80.6	
Intuit's TSR Percentile Rank[1]	25th	60th	85.7	100th
Shares Earned as a Percent of Target[2]	40%	100%	164.2%	200%
			2017–2018: 181.7% 2017–2019: 159.5% 2017–2020: 151.4%	

(1) Linear interpolation between defined points
(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period.

For all of the NEOs, the table below sets forth the number of 2017 Relative TSR RSUs that vested on September 1, 2020, based solely on the formula established for the awards.

Name	2017 Relative TSR RSUs Vested (#)
Sasan K. Goodarzi	49,197
Michelle M. Clatterbuck	9,223
Laura A. Fennell[1]	33,823
Gregory N. Johnson	12,297
Marianna Tessel	6,147

(1) Includes 1,243 Relative TSR RSUs that previously vested in order to cover required employment taxes (and income taxes related to such vesting) because the executive is retirement eligible for purposes of this award.

Other Benefits

Management Stock Purchase Program

To help encourage our executives to own Intuit stock, Intuit maintains the Management Stock Purchase Program (the "MSPP"). Under the MSPP, employees with a title of director or above (including the NEOs) may elect to defer up to 15% of their annual incentive bonus, which is then converted into deferred stock units based on the fair market value of Intuit's stock on the date bonuses are awarded. These deferred stock units are fully vested on the purchase date, but are not issued in the form of shares until the earlier of the third anniversary of the purchase date or the date the executive terminates employment with Intuit. Intuit also grants employees who defer a portion of their annual bonuses an additional RSU for every deferred stock unit purchased through the MSPP, up to a maximum number. The maximum numbers of matching RSUs that may be granted to the NEOs are set forth below.

Executive Level	Maximum Number of Matching RSUs
Senior Vice President or Executive Vice President	1,500
Chief Executive Officer	3,000

These matching RSUs cliff vest three years after the grant date, or on the recipient's earlier death or disability. This three-year vesting period is intended to assist Intuit in retaining key talent. The RSUs granted pursuant to the MSPP are issued under the 2005 Equity Incentive Plan.

Deferred stock units purchased by employees under the MSPP, as well as any matching RSUs, have dividend-equivalent rights. Dividends on the purchased deferred stock units are paid on the later of the date the shares are issued or the date dividends are paid to Intuit's common stockholders. Dividends on matching RSUs are paid upon vesting.

Non-Qualified Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan (the "NQDCP"), which provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may make discretionary employer contributions to participant accounts in certain circumstances; the timing, amounts and vesting schedules of such contributions are at the sole discretion of the Compensation Committee or its delegate. No discretionary employer contributions were made for the benefit of any participant in fiscal 2020.

Benefits under the NQDCP are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason, or at a later date if necessary to comply with Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Deferrals authorized by an executive and related earnings are always 100% vested. Discretionary company contributions and the related earnings vest as determined by Intuit at the time a particular contribution is made, and in any event vest completely upon the participant's disability or death or a change in control of Intuit.

Employee Benefits

All employees (including the NEOs) are eligible to participate in a number of programs that make up Intuit's total compensation package, including health and welfare benefits, relocation benefits, our 401(k) Plan with a company-sponsored match component and our Employee Stock Purchase Plan. Intuit does not offer a defined benefit pension plan.

Termination Benefits

As discussed below under "Potential Payments Upon Termination of Employment or Change in Control," the company has agreed to provide severance payments to Mr. Goodarzi, as well as pro rata vesting of equity awards to all of our NEOs, if their employment is terminated under specific circumstances. Intuit agreed to provide these benefits as consideration for each executive's agreement to provide services as an employee. Intuit does not provide excise tax "gross-up" protection in the event that a change-in-control payment is considered an "excess parachute payment" under U.S. tax laws.

Our Compensation Policies and Practices

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy and are intended to provide total compensation that is competitive and relates to both Intuit's performance and the individual performance of our senior executives.

Stock Ownership Requirements

Intuit has a mandatory stock ownership program that applies to employees at the senior vice president level and above (including the NEOs) and to members of the Board. To ensure continued alignment of interests among Intuit's management, directors and stockholders, the ownership requirements are as follows:

Role	Minimum Value of Stock Ownership
Chief Executive Officer	10x base salary
Executive Chairman of the Board	10x base salary
Chief Financial Officer, Chief Technology Officer and General Managers of the company's two principal business units	5x base salary
Other Executive Vice Presidents	3x base salary
Senior Vice Presidents	1.5x base salary
Non-employee Board Members	10x standard annual Board retainer ($750,000)

Individuals must comply within five years after becoming subject to the guidelines. Existing senior officers who are promoted to positions with a higher ownership requirement have three years to reach that higher level. Senior officers must retain 50% of the shares remaining at the time of vesting of service-based or relative TSR RSUs, or exercise of options, after payment of any applicable exercise price and tax withholding ("net shares"), until they reach the applicable ownership requirement. Any senior officer who has not achieved the applicable ownership requirement by the applicable compliance date must retain 100% of his or her net shares until compliance is achieved. If a Board member has not met the stock ownership requirement by the required date, then 50% of that Board Member's annual cash retainer will be paid in the form of Intuit stock until the required ownership level is reached. As of July 31, 2020, all NEOs were in compliance with the requirements.

In addition to these ownership requirements, Mr. Goodarzi's service-based RSUs and Relative TSR RSUs granted after he became the CEO are subject to a mandatory one-year holding period after vesting in the form of an automatic one-year deferral of the release of the underlying shares, to increase his long-term alignment with stockholders.

Intuit's Equity Granting Policy for Senior Executives

Equity grants made to the CEO, the Executive Chairman of the Board, Executive Vice Presidents or other Section 16 officers must be approved by the Compensation Committee.

Timing of grants. During fiscal 2020, equity awards to employees generally were granted on regularly scheduled pre-determined grant dates. As part of Intuit's annual performance and compensation review process, the Compensation Committee approves stock option and RSU awards to our NEOs within a few weeks before Intuit's July 31 fiscal year-end.

Option exercise price. The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with an acquisition) is the closing price of Intuit's common stock on the Nasdaq stock market on the date of grant.

Policy Regarding Derivatives, Short Sales, Hedging And Pledging

Intuit's Insider Trading Policy prohibits directors, officers and other employees from placing securities into a margin account, pledging any Intuit securities as collateral for a loan, trading in put or call options or other derivatives of Intuit's securities, engaging in short sales of Intuit securities, or purchasing any other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Intuit securities held directly or indirectly.

Clawbacks

We have "clawback" provisions for cash bonus payments made to our senior executives, including our NEOs. In the event Intuit issues a restatement of its financial results for any period in the previous three fiscal years with respect to which a cash incentive award was paid, and the restatement decreases the level of a performance result previously certified by the Compensation Committee, then in the discretion of the committee, the recipient of each award will be required to return to Intuit an amount equal to the amount of the award that would not have been paid based on the restated financial results.

Our 2005 Equity Incentive Plan also has "clawback" provisions for performance-based equity awards.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Compensation Committee considers the financial, accounting and tax consequences to Intuit as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards relative to our one- and three-year operating plans and relative to market capitalization.

Executive Compensation Tables

Fiscal Year 2020 Summary Compensation Table

The following table shows compensation earned by or granted to our NEOs during the last three fiscal years, as calculated under SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	2020	1,038,462[5]	13,025,683	4,750,066	1,500,000[5]	10,000[6]	20,324,211
	2019	910,769	11,198,320	4,000,025	1,387,563	10,000	17,506,677
	2018	750,000	8,249,827	2,749,983	885,000	10,000	12,644,810
Michelle M. Clatterbuck Executive Vice President and Chief Financial Officer	2020	726,923	6,121,150	2,000,016	700,000[7]	15,332[8]	9,563,421
	2019	700,000	5,334,334	1,750,027	805,000	136,412	8,725,773
	2018	570,385	6,548,231	1,499,996	560,500	147,788	9,326,900
Laura A. Fennell Executive Vice President and Chief People & Places Officer	2020	726,923	5,733,967	1,875,010	700,000[7]	10,000[9]	9,045,900
	2019	700,000	5,357,756	1,750,027	724,500	11,388	8,543,671
	2018	675,000	4,578,350	1,499,996	716,850	10,000	7,480,196
Gregory N. Johnson Executive Vice President and General Manager, Consumer Group	2020	726,923	7,125,343	2,375,033	700,000	10,000[10]	10,937,299
	2019	600,000	6,750,374	2,250,063	690,000	10,357	10,300,794
Marianna Tessel Executive Vice President and Chief Technology Officer	2020	726,923	7,197,251	2,375,033	700,000[7]	17,115[11]	11,016,322

(1) Fiscal 2020 salary amounts included an additional pay period due to the timing of the bi-weekly payroll calendar.

(2) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards in Fiscal Year 2020" table below. In addition to annual stock awards, the amounts above include the fair value of RSUs that Intuit granted in August of each fiscal year to match RSUs that certain NEOs purchased under the MSPP with amounts deferred from their bonuses earned in the prior fiscal year. Amounts presented in the table above represent the aggregate grant date fair value of awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value of each RSU award was calculated using the closing price of Intuit's common stock on the date of grant. The RSUs that are conditioned on a one-year operating income performance goal will all become subject to service-based vesting if the goal is satisfied, but forfeited in full if it is not. As a result, there is no distinction between the grant date fair value of these awards based upon the probable outcome of such conditions and the value of such awards assuming the highest level of performance conditions is achieved. Likewise, the total grant date fair value of the Relative TSR RSUs that may be earned depending on Intuit's relative TSR remains the same whether the maximum, target, or below target performance is earned.

(3) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards in Fiscal Year 2020" table below. Amounts presented in the table above represent the aggregate grant date fair value of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to stock option grants and a complete description of the valuation of share-based compensation, see Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2020.

(4) These amounts represent the amounts earned for performance under Intuit's SEIP during fiscal 2020 and paid in August 2020. The cash incentive programs are described in more detail in the "Compensation Discussion and Analysis."

(5) The amount shown also includes a deferral at the recipient's election under the Non-Qualified Deferred Compensation Plan. See "Non-Qualified Deferred Compensation for Fiscal Year 2020" for more information.

(6) This amount includes $10,000 in matching contributions by Intuit into Mr. Goodarzi's 401(k) plan.

(7) The amount includes a deferral of the amount set forth in the table below made at the recipient's election under the MSPP. Under the terms of the MSPP, a participant may elect to use a stated portion of his or her annual SEIP award to purchase deferred stock units under Intuit's 2005 Equity Incentive Plan. Intuit then matches these purchased units with another grant of RSUs that vest three years from the date of grant. The MSPP is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Executive MSPP Contribution ($)	Deferred Stock Units Reserved for Executive Contribution (#)
Michelle M. Clatterbuck	105,106	344
Laura A. Fennell	105,106	344
Marianna Tessel	105,106	344

(8) This amount includes $10,000 in matching contributions by Intuit into Ms. Clatterbuck's 401(k) plan and relocation assistance in the amount of $2,670 in connection with her fiscal 2018 appointment to the role of Chief Financial Officer and associated move, at Intuit's request, from San Diego to the San Francisco Bay Area. Certain of the relocation expenses were grossed up, in the amount of $2,662, as provided for under the terms of Intuit's Executive Relocation Policy.

(9) This amount includes $10,000 in matching contributions by Intuit into Ms. Fennell's 401(k) plan.

(10) This amount includes $10,000 in matching contributions by Intuit into Mr. Johnson's 401(k) plan.

(11) This amount includes $10,000 in matching contributions by Intuit into Ms. Tessel's 401(k) plan; an award under Intuit's broadly available employee recognition, or "spotlight," program of $760, which was grossed-up in the amount of $542, consistent with all awards made under the program; an award under Intuit's broadly available employee referral program of $3,000, which was grossed-up in the amount of $1,813, consistent with all awards made under the program; and an award under Intuit's broadly available wellness participation program of $1,000, which was not grossed-up, consistent with all awards made under the program.

Grants of Plan-Based Awards During Fiscal Year 2020

The following table provides information about Relative TSR RSUs and service-based RSUs granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2020, and cash awards for which the NEOs were eligible in fiscal 2020 under the SEIP.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Target (#)	Maximum (#)	All Other Stock Awards[2] Shares (#)	Grant Date Fair Value of Stock Awards[3] ($)
Sasan K. Goodarzi	7/30/2020	7/30/2020			30,806	61,612	–	8,275,405[4]
	7/30/2020	7/30/2020			15,629	15,629	–	4,750,278[5]
			1,500,000	3,750,000	–	–	–	–
								13,025,683
Michelle M. Clatterbuck	8/9/2019	8/9/2019			–	–	437	120,861[6]
	7/30/2020	7/29/2020			12,971	25,942	–	4,000,060[4]
	7/30/2020	7/29/2020			6,581	6,581	–	2,000,229[5]
			700,000	1,750,000	–	–	–	–
								6,121,150
Laura A. Fennell	8/9/2019	8/9/2019			–	–	393	108,692[6]
	7/30/2020	7/29/2020			12,161	24,322	–	3,750,269[4]
	7/30/2020	7/29/2020			6,169	6,169	–	1,875,006[5]
			700,000	1,750,000	–	–	–	–
								5,733,967
Gregory N. Johnson	7/30/2020	7/29/2020			15,403	30,806	–	4,750,052[4]
	7/30/2020	7/29/2020			7,815	7,815	–	2,375,291[5]
			700,000	1,750,000	–	–	–	–
								7,125,343
Marianna Tessel	8/9/2019	8/9/2019			–	–	260	71,908[6]
	7/30/2020	7/29/2020			15,403	30,806	–	4,750,052[4]
	7/30/2020	7/29/2020			7,815	7,815	–	2,375,291[5]
			700,000	1,750,000	–	–	–	–
								7,197,251

(1) Represents awards that could have been earned under the SEIP based on performance in fiscal 2020. These columns show the awards that were possible at the Target and Maximum levels of performance. The maximum award that could have been earned by each NEOs was the lesser of 250% of the Target or $5 million.

(2) Awards made pursuant to Intuit's 2005 Equity Incentive Plan. With respect to the RSUs described in footnote (4) that may be earned depending on Intuit's relative TSR, the "Target" column reflects the number of RSUs that will be earned if the TSR performance goals are achieved at target levels, and the "Maximum" column reflects the maximum number of RSUs that could be earned if the highest level of performance is achieved. The RSUs described in footnote (5) will all become subject to service-based vesting upon the completion of the specified service period or, otherwise, be forfeited. As a result, there is no distinction between the "Target" and "Maximum" columns for these RSUs.

(3) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the total grant date fair value of the RSUs described in footnote (4), which may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target number of RSUs is earned. The grant date fair values of the RSUs described in footnote (5) and the MSPP matching RSUs described in footnote (6) were calculated using the closing price of Intuit's common stock on the date of grant.

(4) Depending on Intuit's relative TSR for the 12-, 24- and 36-month periods ending July 31, 2021, July 31, 2022 and July 31, 2023 compared to a pre-established peer group, and so long as the executive remains employed by Intuit following each such date, the earned portion of these RSUs will vest on September 1, 2023. Mr. Goodarzi's RSUs will be issued one year after the vesting date.

(5) These RSUs will vest as to 25% of the shares on July 1, 2021 and thereafter 6.25% of the shares quarterly through July 1, 2024. Mr. Goodarzi's RSUs will be issued one year after the vesting dates.

(6) Represents Intuit matching grants of RSUs under the MSPP with respect to deferrals of fiscal 2019 bonuses under the SEIP. The bonuses were paid and deferred in early fiscal 2020, and the matching grants vest on the third anniversary of the grant date.

The following table provides information about stock options granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2020.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Options ($/share)	Grant Date Fair Value of Option Awards ($)[2]
Sasan K. Goodarzi	7/30/2020	63,458	303.94	4,750,066
Michelle M. Clatterbuck	7/30/2020	26,719	303.94	2,000,016
Laura A. Fennell	7/30/2020	25,049	303.94	1,875,010
Gregory N. Johnson	7/30/2020	31,729	303.94	2,375,033
Marianna Tessel	7/30/2020	31,729	303.94	2,375,033

(1)   These awards vest as to 25% of the options on July 30, 2021 and 2.083% of the options each month thereafter.

(2)   These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table provides information with respect to outstanding stock options held by the NEOs as of July 31, 2020.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
		Outstanding Option Awards			
Sasan K. Goodarzi	74,096	–	107.25	07/23/15	07/22/22
	110,046	–	113.19	07/21/16	07/20/23
	78,170	–	135.35	07/20/17	07/19/24
	27,081	27,081[1]	216.64	07/26/18	07/25/25
	15,257	45,771[2]	281.60	07/25/19	07/24/26
	–	63,458[3]	303.94	07/30/20	07/29/27
Michelle M. Clatterbuck	10,198	–	113.19	07/21/16	07/20/23
	14,656	–	135.35	07/20/17	07/19/24
	14,771	14,772[1]	216.64	07/26/18	07/25/25
	6,675	20,025[2]	281.60	07/25/19	07/24/26
	–	26,719[3]	303.94	07/30/20	07/29/27
Laura A. Fennell	64,197	–	107.25	07/23/15	07/22/22
	51,786	–	113.19	07/21/16	07/20/23
	53,741	–	135.35	07/20/17	07/19/24
	14,771	14,772[1]	216.64	07/26/18	07/25/25
	6,675	20,025[2]	281.60	07/25/19	07/24/26
	–	25,049[3]	303.94	07/30/20	07/29/27
Gregory N. Johnson	803	–	82.59	07/24/14	07/23/21
	6,955	–	107.25	07/23/15	07/22/22
	13,667	–	113.19	07/21/16	07/20/23
	19,542	–	135.35	07/20/17	07/19/24
	12,309	12,310[1]	216.64	07/26/18	07/25/25
	8,582	25,747[2]	281.60	07/25/19	07/24/26
	–	31,729[3]	303.94	07/30/20	07/29/27
Marianna Tessel	8,722	–	140.21	06/09/17	06/08/24
	3,692	3,693[1]	216.64	07/26/18	07/25/25
	8,582	25,747[2]	281.60	07/25/19	07/24/26
	–	31,729[3]	303.94	07/30/20	07/29/27

(1) This award vested as to 25% of the options on July 26, 2019 and 2.083% of the options each month thereafter.

(2) This award vested as to 25% of the options on July 25, 2020 and 2.083% of the options each month thereafter.

(3) This award will vest as to 25% of the options on July 30, 2021 and 2.083% of the options each month thereafter.

The following table provides information with respect to outstanding RSUs held by the NEOs as of July 31, 2020, excluding deferred stock units purchased by the NEOs under the MSPP. The MSPP is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement. The market value of the awards is determined by multiplying the number of unvested shares or units by $306.37, the closing price of Intuit's common stock on Nasdaq on July 31, 2020, the last trading day of fiscal 2020. For those awards that are subject to performance-based conditions as described in the footnotes below, the number of shares reflects performance assuming achievement at target unless otherwise noted.

		Outstanding Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Sasan K. Goodarzi	07/20/17	49,197[1]	15,072,485		
	07/26/18	6,347[2]	1,944,530		
	07/26/18			50,540[3]	15,483,940
	07/25/19	10,653[4]	3,263,760		
	07/25/19			28,675[5]	8,785,160
	07/30/20	15,629[6]	4,788,257		
	07/30/20			30,806[7]	9,438,034
Michelle M. Clatterbuck	07/20/17	9,223[1]	2,825,651		
	08/11/17	356[8]	109,068		
	03/15/18	3,747[9]	1,147,968		
	07/26/18	3,462[2]	1,060,653		
	07/26/18			27,566[3]	8,445,395
	08/10/18	398[8]	121,935		
	07/25/19	4,661[10]	1,427,991		
	07/25/19			12,546[11]	3,843,718
	08/09/19	437[8]	133,884		
	07/30/20	6,581[12]	2,016,221		
	07/30/20			12,971[13]	3,973,925
Laura A. Fennell	07/20/17	32,580[1][14]	9,981,535		
	08/11/17	553[8][15]	169,423		
	07/26/18	3,462[16]	1,060,653		
	07/26/18			27,223[3][17]	8,340,311
	08/10/18	498[8][18]	152,572		
	07/25/19	4,661[19]	1,427,991		
	07/25/19			12,468[11][20]	3,819,821
	08/09/19	391[8][21]	119,791		
	07/30/20	6,169[22]	1,889,997		
	07/30/20			12,161[13]	3,725,766
Gregory N. Johnson	07/20/17	12,297[1]	3,767,432		
	07/26/18	2,885[2]	883,877		
	07/26/18			22,972[3]	7,037,932
	07/25/19	5,993[10]	1,836,075		
	07/25/19			16,130[11]	4,941,748
	07/30/20	7,815[12]	2,394,282		
	07/30/20			15,403[13]	4,719,017

		Outstanding Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Marianna Tessel	07/20/17	6,147[1]	1,883,256		
	07/26/18	865[2]	265,010		
	07/26/18			6,890[3]	2,110,889
	08/10/18	271[8]	83,026		
	02/15/19	4,420[23]	1,354,155		
	07/25/19	5,993[10]	1,836,075		
	07/25/19			16,130[11]	4,941,748
	08/09/19	260[8]	79,656		
	07/30/20	7,815[12]	2,394,282		
	07/30/20			15,403[13]	4,719,017

(1) Based on the performance goals achieved as of July 31, 2020, these RSUs vested on September 1, 2020.

(2) Because the specified performance goals were achieved, these RSUs vested as to 25% of the shares on July 1, 2019, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(3) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2021 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2021.

(4) Because the specified performance goals were achieved, these RSUs vested as to 25% of the shares on July 1, 2020, have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(5) Depending upon Intuit's TSR for the three-year period ending July 31, 2022 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2022 and will be issued on September 1, 2023.

(6) These RSUs will vest as to 25% of the shares on July 1, 2021 and 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(7) Depending upon Intuit's TSR for the three-year period ending July 31, 2023 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2023 and will be issued on September 1, 2024.

(8) Represents Intuit matching grants of RSUs under the MSPP, which vest on the third anniversary of the grant date.

(9) Promotion Grant that vested as to 33⅓% of the shares on each of March 1, 2019 and March 1, 2020, and will vest as to 33⅓% of the shares on March 1, 2021.

(10) Because the specified performance goals were achieved, these RSUs vested as to 25% of the shares on July 1, 2020, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(11) Depending upon Intuit's TSR for the three-year period ending July 31, 2022 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2022.

(12) These RSUs will vest as to 25% of the shares on July 1, 2021 and 6.25% of the shares each quarter thereafter.

(13) Depending upon Intuit's TSR for the three-year period ending July 31, 2023 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2023.

(14) Because the recipient is retirement eligible for purposes of this award, 143, 451 and 649 additional shares vested in December 2017, December 2018 and December 2019, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(15) Because the recipient is retirement eligible for purposes of this award, 4, 10 and 9 additional shares vested in December 2017, December 2018 and December 2019, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(16) Because the specified performance goals were achieved, these RSUs vested as to 12.5% of the shares on December 31, 2018, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(17) Because the recipient is retirement eligible for purposes of this award, 86 and 257 additional shares vested in December 2018 and December 2019, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(18) Because the recipient is retirement eligible for purposes of this award, 3 and 8 additional shares vested in December 2018 and December 2019, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(19) Because the specified performance goals were achieved, these RSUs vested as to 12.5% of the shares on December 31, 2019, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(20) Because the recipient is retirement eligible for purposes of this award, 78 additional shares vested in December 2019 in order to cover required employment taxes (and income taxes related to such vesting).

(21) Because the recipient is retirement eligible for purposes of this award, 2 additional shares vested in December 2019 in order to cover required employment taxes (and income taxes related to such vesting).

(22) These RSUs will vest as to 12.5% of the shares on December 31, 2020 and 6.25% of the shares each quarter thereafter.

(23) Promotion Grant that vested as to 25% of the shares on February 1, 2020, and has vested and will vest as to 6.25% of the shares each quarter thereafter.

Option Exercises and Stock Vested During Fiscal Year 2020

The following table shows information about stock option exercises and vesting of RSUs for each of the NEOs during fiscal 2020, including the value realized upon exercise or vesting. The table excludes deferred stock units purchased by the NEOs under the MSPP, which is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sasan K. Goodarzi	92,950	15,732,926	60,232	17,356,261
Michelle M. Clatterbuck	–	–	15,899	4,484,867
Laura A. Fennell	–	–	32,043	9,214,090
Gregory N. Johnson	–	–	16,899	4,880,570
Marianna Tessel	–	–	12,165	3,513,363

Non-Qualified Deferred Compensation for Fiscal Year 2020

The following table shows the non-qualified deferred compensation activity for each of the NEOs during fiscal 2020. The NQDCP and MSPP are described in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Plan	Aggregate Balance at July 31, 2019 ($)	Executive Contributions in Fiscal 2020 ($)[1]	Aggregate Earnings in Fiscal 2020 ($)[2]	Aggregate Withdrawals/ Distributions in Fiscal 2020 ($)	Aggregate Balance at July 31, 2020 ($)
Sasan K. Goodarzi	NQDCP	5,245,466	935,942	252,797	–	6,434,205[3]
	MSPP	–	–	–	–	–
	Total	5,245,466	935,942	252,797	–	6,434,205
Michelle M. Clatterbuck	NQDCP	–	–	–	–	–
	MSPP	290,898	120,861	33,560	(80,432)	364,887
	Total	290,898	120,861	33,560	(80,432)	364,887
Laura A. Fennell	NQDCP	–	–	–	–	–
	MSPP	560,444	108,692	38,879	(255,200)	452,815
	Total	560,444	108,692	38,879	(255,200)	452,815
Gregory N. Johnson	NQDCP	–	–	–	–	–
	MSPP	–	–	–	–	–
	Total	–	–	–	–	–
Marianna Tessel	NQDCP	–	–	–	–	–
	MSPP	75,151	71,908	15,623	–	162,682
	Total	75,151	71,908	15,623	–	162,682

(1) Amounts shown in this column for the NQDCP are included in the "Salary" or "Non-Equity Incentive Plan Compensation" columns of the "Fiscal Year 2020 Summary Compensation Table." Amounts shown in this column for the MSPP were contributed from amounts earned under Intuit's SEIP for fiscal 2019, which were paid in August 2019.

(2) None of the amounts shown in this column are included in the "Fiscal Year 2020 Summary Compensation Table" because they are not preferential or above-market.

(3) Mr. Goodarzi has contributed a total of $4,565,519 to the NQDCP that has also been reported in the "Fiscal Year 2020 Summary Compensation Table" as compensation for fiscal 2020 or a prior fiscal year. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

Potential Payments Upon Termination of Employment or Change in Control

Described below are the individual arrangements Intuit has entered into with each of our NEOs and the estimated payments and benefits that would be provided under these arrangements, assuming hypothetically that the executive's employment terminated under certain circumstances as of July 31, 2020, and using the closing price of our common stock on July 31, 2020, the last trading day of fiscal 2020 ($306.37 per share).

Certain benefits shown in the tables below are provided to all recipients of Intuit equity awards, not solely to NEOs. For example:

- stock options and service- and performance-based RSUs (including matching RSUs under the MSPP) generally provide for 100% acceleration of vesting upon termination due to death or disability;

- stock options and service-based RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's involuntary termination within one year following a change in control;

- stock options and service- and performance-based RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's retirement;

- performance-based RSUs generally provide for pro rata vesting on an involuntary termination or upon a recipient's retirement based on actual performance for any completed performance period and target performance for any incomplete performance period; and

- performance-based RSUs generally provide for accelerated vesting based on actual performance in the event of a change in control.

None of the NEOs other than Ms. Fennell would have been eligible for retirement, for purposes of such stock option and RSU vesting, had they been terminated as of July 31, 2020.

Intuit does not generally provide for any special severance payments or acceleration of equity upon an NEO's termination for cause or resignation without good reason. Under the NQDCP, participants will be eligible to receive their vested benefits under the plan upon termination of employment for any reason, and they will be eligible to receive discretionary company contributions and the related earnings upon their disability or death or a change in control of Intuit, as described above under "Non-Qualified Deferred Compensation for Fiscal Year 2020."

Sasan K. Goodarzi

On November 15, 2018, Intuit entered into an employment agreement with Mr. Goodarzi, which provided that he would become the President and CEO of Intuit, effective January 1, 2019. Under the agreement, Mr. Goodarzi's employment is at will and can be terminated at any time by Intuit or by Mr. Goodarzi. If Intuit terminates Mr. Goodarzi other than for "Cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions) or if Mr. Goodarzi terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title or compensation without his consent), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Goodarzi in a hypothetical termination on July 31, 2020, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Goodarzi for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	2,500,000	2,500,000	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	2,500,000	2,500,000	–	–
Gain on Accelerated Stock Options	–	–	–	3,717,929
Value of Accelerated Restricted Stock Units	24,119,448	31,821,353	31,821,353	52,065,258
Total Value of Accelerated Long-Term Incentives	24,119,448	31,821,353	31,821,353	55,783,187
Total Severance, Benefits & Accelerated Equity	26,619,448	34,321,353	31,821,353	55,783,187

Michelle M. Clatterbuck

On January 19, 2018, Intuit entered into an employment agreement with Ms. Clatterbuck. The estimated payments or benefits that would have been paid to Ms. Clatterbuck in a hypothetical termination on July 31, 2020, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Clatterbuck for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	1,886,438
Value of Accelerated Restricted Stock Units	7,368,808	11,715,402	11,098,984	21,436,221
Total Value of Accelerated Long-Term Incentives	7,368,808	11,715,402	11,098,984	23,322,659
Total Severance, Benefits & Accelerated Equity	7,368,808	11,715,402	11,098,984	23,322,659

Laura A. Fennell

The estimated payments or benefits that would have been paid to Ms. Fennell in a hypothetical termination on July 31, 2020, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Fennell for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	1,882,380	–
Value of Accelerated Restricted Stock Units	14,575,772	18,554,643	18,253,278	25,239,488	14,825,401
Total Value of Accelerated Long-Term Incentives	14,575,772	18,554,643	18,253,278	27,121,868	14,825,401
Total Severance, Benefits & Accelerated Equity	14,575,772	18,554,643	18,253,278	27,121,868	14,825,401

Gregory N. Johnson

On August 13, 2018, Intuit entered into an employment agreement with Mr. Johnson. The estimated payments or benefits that would have been paid to Mr. Johnson in a hypothetical termination on July 31, 2020, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Johnson for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	1,819,431
Value of Accelerated Restricted Stock Units	8,116,732	12,089,706	12,089,706	22,407,856
Total Value of Accelerated Long-Term Incentives	8,116,732	12,089,706	12,089,706	24,227,287
Total Severance, Benefits & Accelerated Equity	8,116,732	12,089,706	12,089,706	24,227,287

Marianna Tessel

On November 7, 2018, Intuit entered into an employment agreement with Ms. Tessel. The estimated payments or benefits that would have been paid to Ms. Tessel in a hypothetical termination on July 31, 2020, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Tessel forGood Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	825,312
Value of Accelerated Restricted Stock Units	4,271,586	7,261,160	7,183,096	17,136,381
Total Value of Accelerated Long-Term Incentives	4,271,586	7,261,160	7,183,096	17,961,693
Total Severance, Benefits & Accelerated Equity	4,271,586	7,261,160	7,183,096	17,961,693

Equity Compensation Plan Information

The following table contains information about securities authorized for issuance under all of Intuit's equity compensation plans as of July 31, 2020.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)[1]
Equity compensation plans approved by security holders	8,344,070[2]	185.91	19,503,302[5]
Equity compensation plans not approved by security holders	1,151[3]	4.65	–
Total	8,345,221[4]	185.83	19,503,302

(1) RSUs have been excluded for purposes of computing weighted average exercise prices.

(2) Represents 2.680 million shares issuable upon exercise of options and 5.664 million shares issuable upon vesting of RSU awards, which are settled for shares of Intuit common stock on a one-for-one basis.

(3) Represents 1,086 shares issuable upon exercise of options and 65 shares issuable upon vesting of RSU awards that were assumed in connection with corporate acquisitions.

(4) Represents 2.681 million shares issuable upon exercise of options and 5.664 million shares issuable upon vesting of RSU awards.

(5) Represents 18.047 million shares available for issuance under our 2005 Equity Incentive Plan and 1.456 million shares available for issuance under our Employee Stock Purchase Plan. For a description of the material terms of the 2005 Equity Incentive Plan and Employee Stock Purchase Plan, please see footnote 11 to our financial statements filed with our Form 10-K for fiscal 2020.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annualized total compensation of Mr. Goodarzi to the annual total compensation of our median employee (excluding the CEO). We used the same median employee for fiscal 2020 as for fiscal 2019 and fiscal 2018 in our pay ratio calculation because there were no changes in our employee population or employee compensation arrangements in fiscal 2020 that we reasonably believe would result in a significant change to our pay ratio disclosure.

In fiscal 2018, we identified our median employee from all full-time, part-time, and seasonal workers in the U.S., Canada, India and the United Kingdom who were included as employees on our payroll records as of a determination date of May 31, 2018, based on gross wages paid during the twelve-month period ending on that date. For permanent employees hired during the twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents using exchange rates as of the determination date. As permitted by SEC rules, we excluded approximately 124 employees located in Australia, 39 employees located in Brazil, 37 employees located in France, 1 employee located in Germany, 146 employees located in Israel, and 34 employees located in Singapore, who in the aggregate represented approximately 4% of our 9,381 employees, resulting in an employee population of 9,000.

Mr. Goodarzi's annual total compensation for fiscal 2020 was $20,324,211, as reported in the Summary Compensation Table of this proxy statement. The fiscal 2020 annual total compensation for our median employee was $167,164 as determined under Item 402 of Regulation S-K. The ratio of our CEO's annualized total compensation to our median employee's annual total compensation for fiscal 2020 is 122 to 1.

The ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u). The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Proposal No. 3 Ratification of Selection of Independent Registered Public Accounting Firm

Intuit's Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2021. As a matter of good corporate governance, we are asking stockholders to ratify this selection. If the selection of Ernst & Young is not ratified, the Audit and Risk Committee will consider whether it should select another independent registered public accounting firm.

Representatives of Ernst & Young are expected to attend the Meeting virtually. They will have the opportunity to make a statement if they wish, and will be available to respond to appropriate questions from stockholders.

The Audit and Risk Committee's Policy on Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

It is the policy of the Audit and Risk Committee to pre-approve, near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit and Risk Committee authorizes specific projects within categories of services, subject to a budget for each project. The Audit and Risk Committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The independent registered public accounting firm and management periodically report to the Audit and Risk Committee the actual fees incurred versus the pre-approved budget.

Fees Paid to Ernst & Young

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young for fiscal 2020 and fiscal 2019:

Fee Category	Fiscal 2020	Fiscal 2019
Audit Fees	$5,570,000	$5,162,000
Audit-Related Fees	1,781,000	49,000
Tax Fees	–	–
All Other Fees	–	–
Total Fees	$7,351,000	$5,211,000

Audit Fees

These fees consist of amounts for professional services rendered in connection with the integrated audit of our financial statements and internal control over financial reporting, review of the interim financial statements included in quarterly reports, and statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including agreed-upon audit procedures that focus on a specific business process. For fiscal 2020, audit-related fees consisted of fees for due diligence in connection with potential business combinations and fees for agreed-upon procedures for our Consumer Tax business. For fiscal 2019, audit-related fees consisted of fees for agreed-upon procedures for our Consumer Tax business.

Tax Fees

Intuit paid no tax fees to Ernst & Young for fiscal 2020 or fiscal 2019.

All Other Fees

Intuit paid no other fees to Ernst & Young for fiscal 2020 or fiscal 2019.

For more information about Ernst & Young, please see the "Audit and Risk Committee Report."

 The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP.

Audit and Risk Committee Report

We, the members of the Audit and Risk Committee, assist the Board in fulfilling its responsibilities by overseeing Intuit's accounting and financial reporting processes; the qualifications, independence and performance of Intuit's independent registered public accounting firm; the performance of Intuit's internal audit department; and Intuit's internal controls. We also are responsible for selecting, evaluating and setting the compensation of Intuit's independent registered public accounting firm. Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting accounting and financial reporting principles and designing Intuit's system of internal control over financial reporting.

The Audit and Risk Committee has selected Ernst & Young as Intuit's independent registered public accounting firm, with responsibility for performing an independent audit of Intuit's consolidated financial statements and for expressing opinions on the conformity of Intuit's audited financial statements with generally accepted accounting principles and the effectiveness of Intuit's internal control over financial reporting. The Audit and Risk Committee oversees the processes, although members of the Audit and Risk Committee are not engaged in the practice of auditing or accounting.

During the fiscal year ended July 31, 2020, the Audit and Risk Committee carried out the duties and responsibilities as outlined in its charter, including the following specific actions:

- Reviewed and discussed with management and the independent registered public accounting firm Intuit's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC;

- Reviewed with management its assessment of the effectiveness of Intuit's internal control over financial reporting;

- Reviewed with the independent registered public accounting firm and management the audit scope and plan;

- Reviewed the internal audit plan with the internal auditor; and

- Met in periodic executive sessions with each of the independent registered public accounting firm, representatives of management, and the internal auditor.

We reviewed and discussed with management and representatives of Ernst & Young the audited financial statements for the fiscal year ended July 31, 2020, and Ernst & Young's opinion on the audited financial statements and the effectiveness of Intuit's internal control over financial reporting. Ernst & Young represented that its presentations included the matters required to be discussed with the Audit and Risk Committee by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The Audit and Risk Committee recognizes the importance of maintaining the independence of Intuit's independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Risk Committee has made an evaluation and concluded that Ernst & Young is qualified and independent. In addition, we have received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with us concerning independence and discussed with Ernst & Young the firm's independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the committee's charter, we recommended to the Board that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2020. We also selected Ernst & Young as Intuit's independent registered public accounting firm for fiscal 2021.

Audit and Risk Committee Members

Dennis D. Powell (Chair)
Richard L. Dalzell
Thomas Szkutak
Raul Vazquez

Stock Ownership Information

Security Ownership Table

Unless otherwise indicated below, the following table shows shares of Intuit common stock that we believe are owned as of October 31, 2020 by:

- Each NEO
- Each director and nominee
- All current directors and executive officers as a group
- Each stockholder beneficially owning more than 5% of our common stock

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

We calculated the "Percent of Class" based on 262,707,601 shares of common stock outstanding on October 31, 2020. In accordance with SEC regulations, we also include (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of October 31, 2020, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of October 31, 2020. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Directors, Director Nominees and Executive Officers:		
Scott D. Cook[1]	7,116,469	2.71%
Sasan K. Goodarzi[2]	229,093	*
Brad D. Smith[3]	1,039,445	*
Michelle M. Clatterbuck[4]	44,098	*
Laura A. Fennell[5]	180,818	*
Gregory N. Johnson[6]	74,087	*
Marianna Tessel[7]	37,573	*
Eve Burton[8]	11,691	*
Richard L. Dalzell[9]	15,570	*
Deborah Liu[10]	4,942	*
Tekedra Mawakana	–	*
Suzanne Nora Johnson[11]	38,593	*
Dennis D. Powell[12]	14,219	*
Thomas Szkutak[13]	3,945	*
Raul Vazquez[14]	7,674	*
Jeff Weiner[15]	27,492	*
All current directors and executive officers as a group (19 people)[16]	8,907,869	3.38%
5% Stockholders:		
BlackRock, Inc.[17]	22,092,025	8.41%
T. Rowe Price Associates, Inc.[18]	21,282,773	8.10%
The Vanguard Group[19]	20,182,305	7.68%

* Indicates ownership of 1% or less.

(1) Represents 6,866,469 shares held by trusts of which Mr. Cook is a trustee or beneficiary and 250,000 shares held by a trust of which an immediate family member of Mr. Cook is a beneficiary.

(2) Includes 136,746 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Goodarzi.

(3) Includes 683,243 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Smith.

(4) Includes 43,139 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Clatterbuck.

(5) Includes 134,077 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Fennell.

(6) Includes 67,194 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Johnson.

(7) Includes 26,617 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Tessel.

(8) Represents 11,691 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.

(9) Represents 15,570 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.

(10) Represents 4,942 shares issuable upon settlement of vested restricted stock units held by Ms. Liu.

(11) Includes 7,762 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson.

(12) Includes 7,762 shares issuable upon settlement of vested restricted stock units held by Mr. Powell.

(13) Represents 3,945 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.

(14) Represents 7,674 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.

(15) Includes 9,833 shares issuable upon settlement of vested restricted stock units held by Mr. Weiner.

(16) Includes 1,213,489 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 16 individuals in the table, plus an additional 8,866 outstanding shares and 53,294 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(17) Ownership information for BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on February 5, 2020 by BlackRock, reporting ownership as of December 31, 2019. BlackRock reported sole voting power as to 18,727,164 shares and sole dispositive power as to 22,092,025 shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(18) Ownership information for T. Rowe Price Associates, Inc. is based on a Schedule 13G/A filed with the SEC on February 14, 2020 by Price Associates, reporting ownership as of December 31, 2019. Price Associates reported sole voting power as to 8,486,789 shares and sole dispositive power as to 21,282,773 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(19) Ownership information for The Vanguard Group is based on a Schedule 13G/A filed with the SEC on February 12, 2020 by Vanguard, reporting ownership as of December 31, 2019. Vanguard reported sole voting power as to 401,497 shares, shared voting power over 69,759 shares, sole dispositive power as to 19,736,410 shares, and shared dispositive power as to 445,895 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Intuit's directors, executive officers, and greater-than-10% stockholders to file forms with the SEC to report their ownership of Intuit shares and any changes in ownership. We have reviewed all forms filed electronically with the SEC. Based on that review and on written information given to us by our executive officers and directors, we believe that all of our directors and executive officers filed the required reports on a timely basis under Section 16(a) during fiscal 2020, except for:

- the inadvertent late reporting on August 12, 2020 by Ms. Clatterbuck of the acquisition of 30 shares of Intuit common stock and the disposition of 5 shares of Intuit Common Stock that were carried out by an investment advisor in its sole discretion for Ms. Clatterbuck's account in 2019 and 2020, without her knowledge, direction or involvement; and

- the inadvertent late reporting on August 28, 2020 by Mr. Weiner of the acquisition of 347 shares of Intuit common stock that was carried out by an investment advisor in its sole discretion for Mr. Weiner's account in 2017, without his knowledge, direction or involvement.

Information About the Meeting, Voting and Proxies

Date, Time and Place of Meeting

We are holding the Meeting on Thursday, January 21, 2021 at 9:00 a.m. Pacific Standard Time. This year, the Meeting will occur as a virtual meeting conducted exclusively via a live audio webcast at www.virtualshareholdermeeting.com/INTU2021. If you attend the Meeting virtually, you may vote your shares electronically during the Meeting. To participate in the Meeting, you will need to log in using the control number on your Notice of Internet Availability, proxy card or voting instruction form. You may begin to log into the Meeting website beginning at 8:45 a.m. Pacific Standard Time.

There will not be a physical location for the Meeting, and you will not be able to attend in person. We have adopted a virtual meeting format this year to protect our stockholders and employees in light of the public health and safety considerations posed by the COVID-19 pandemic. In structuring our virtual Meeting, our goal is to enhance rather than constrain stockholder participation. We have designed the Meeting to provide stockholders with the same opportunities to participate as they would have at an in-person meeting. We aim to provide a consistent experience to all stockholders regardless of geographic location.

If you wish to submit a question during the Meeting, you must log into www.virtualshareholdermeeting.com/INTU2021 using the control number on your Notice of Internet Availability, proxy card or voting instruction form and follow the instructions on the Meeting website. During the Meeting, we will answer questions relevant to meeting matters that comply with the meeting rules of conduct, subject to time constraints. We reserve the right to exclude questions that are not relevant to meeting matters, irrelevant to the business of the Company, derogatory or in bad taste, or relate to pending or threatened litigation, personal grievances or are otherwise inappropriate (as determined by the chair of the Meeting). Questions relevant to meeting matters that we do not have time to answer during the Meeting will be posted to our website as soon as practicable following the Meeting. If you have an individual concern that is not of general concern to all stockholders, or if a question posed was not otherwise answered, please contact Intuit Investor Relations at investor_relations@intuit.com. If you lost your control number or are not a stockholder, you will be able to attend the Meeting by visiting www.virtualshareholdermeeting.com/INTU2021 and registering as a guest. If you enter the Meeting as a guest, you will not be able to vote your shares or submit questions during the Meeting. We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Meeting. If you encounter any difficulties accessing the virtual Meeting during check-in or the Meeting, please call the technical support number that will be posted on the virtual Meeting platform log-in page.

We have first released this proxy statement to Intuit stockholders beginning on November 25, 2020.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders on the Internet, rather than mailing individual printed copies of those materials. If you received a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will explain how you may access and review the proxy materials and cast your vote online. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the Meeting.

The Notice of Internet Availability contains instructions for requesting printed copies of our proxy materials.

Record Date, Outstanding Shares and Quorum

Only holders of record of Intuit common stock at the close of business on November 23, 2020 (the "Record Date") will be entitled to vote at the Meeting. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals. On the Record Date, we had approximately 262,745,823 shares of common stock outstanding and entitled to vote. In order to have a quorum, a majority of the shares outstanding and entitled to vote on the Record Date must be present at the Meeting, either in person or by proxy. Abstentions and broker non-votes will be counted as "present" in determining whether we have a quorum.

If by the date of the Meeting we do not receive proxies representing sufficient shares to constitute a quorum or to approve one or more of the proposals, the Chair of the Meeting, or the individuals named as proxies, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The individuals named as proxies would typically exercise their authority to vote in favor of adjournment.

For 10 days prior to the Meeting, a list of registered stockholders eligible to vote at the Meeting will be available for review. If you would like to view the stockholder list, please contact Intuit Investor Relations at investor_relations@intuit.com. A list of registered stockholders eligible to vote at the Meeting will be available electronically to stockholders at www.virtualshareholdermeeting.com/INTU2021 during the entirety of the Meeting.

How to Know if You're a Stockholder of Record or a Beneficial Owner

Stockholder of record (also known as a record holder). If your shares are registered directly in your name with Intuit's transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by Intuit. If you request printed copies of the proxy materials by mail, you also will receive a proxy card.

Beneficial owner of shares held in street name. If your shares are held on your behalf by a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name." The Notice of Internet Availability was forwarded to you by your nominee, which is considered the stockholder of record for purposes of voting at the Meeting. You may receive a Notice of Internet Availability of Proxy Materials from your nominee containing instructions that you must follow in order for your shares to be voted. As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. If you do not provide specific voting instructions, your nominee may only vote on Proposal 3 (ratifying the selection of our independent registered public accounting firm). If you wish to vote electronically during the Meeting, you must log in to the Meeting website at www.virtualshareholdermeeting.com/INTU2021 using the control number on your Notice of Internet Availability, proxy card or voting instruction form.

Required Vote

The table below shows the voting options, voting requirement, and effect of abstentions and broker non-votes for each proposal to be presented at the Meeting.

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[1]
1. Election of directors	For, against or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect
3. Ratification of selection of Ernst & Young LLP, independent registered public accounting firm	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	Not applicable

(1) If you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, the nominee will not have discretionary authority to vote on Proposal No. 1 or 2, resulting in a "broker non-vote." See "Voting and Revoking Proxies" below.

Voting and Revoking Proxies

The Board is soliciting proxies to vote your shares at the Meeting. Please act as soon as possible to vote your shares, even if you plan to attend the Meeting virtually. All stockholders of record have three options for submitting their vote prior to the Meeting:

- online before the Meeting: www.proxyvote.com (as described in the Notice of Internet Availability);

- by phone (your Notice of Internet Availability explains how to access your proxy card, which contains instructions on how to vote by telephone); or

- by requesting, completing and mailing in a paper proxy card, as outlined in the Notice of Internet Availability.

We encourage you to vote via the Internet. To vote online during the Meeting, please visit www.virtualshareholdermeeting.com/INTU2021 and use the control number on your Notice of Internet Availability, proxy card or voting instruction form.

If your shares are held on your behalf by a broker, bank or other nominee, you may vote your shares electronically during the Meeting. However, if your shares are held on your behalf by a broker, bank or other nominee and you do not plan to participate in the Meeting, you must instruct your nominee how to vote the shares held in your account. Some nominees enable you to do this online or by telephone. If you do not provide voting instructions, your nominee may only vote on Proposal 3 (ratifying the selection of our independent registered public accountant). Without voting instructions regarding Proposals 1 and 2, your nominee will need to inform the Inspector of Elections that it does not have the authority to vote on those matters, resulting in a so-called "broker non-vote."

If you are a stockholder of record and you sign and return your proxy card but do not give any instructions on how you would like to vote your shares, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1 and in favor of Proposals 2 and 3. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on your proxy card are authorized to vote your shares according to their judgment.

Whether you submit your proxy online, by phone or by mail, you may revoke it at any time before voting takes place at the Meeting. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Kerry J. McLean, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. You also may revoke a proxy by submitting a later-dated vote, whether electronically at the virtual Meeting or before it, via the Internet, by phone or by mail. If a broker, bank or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly or participate in the Meeting and electronically vote your shares during the Meeting.

Soliciting Proxies

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit or its agents also may solicit proxies by mail, electronic mail, telephone or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We will pay Innisfree a fee of $10,000 plus their expenses, which we estimate will be approximately $1,000. We will ask brokers, custodians, nominees and other record holders to prepare and send a Notice of Internet Availability of Proxy Materials to people or entities for whom they hold shares and to forward copies of the proxy materials to beneficial owners who request paper copies.

Voting Results

We intend to announce the preliminary voting results at the Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K that we expect to file within four business days of the Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Meeting, we intend to file a Form 8-K to disclose preliminary voting results and then, within four business days after the final results are known, file an additional Form 8-K to disclose the final voting results.

Annual Report on Form 10-K and Additional Materials

The Notice of 2021 Annual Meeting of Stockholders, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 31, 2020, have been made available to all stockholders entitled to vote at the Meeting and who received the Notice of Internet Availability. The Annual Report on Form 10-K can be viewed at https://investors.intuit.com/financials/annual-reports/default.aspx.

You can obtain a paper copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended July 31, 2020, without charge by writing to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850. Shelter-in-place guidance due to the COVID-19 pandemic has resulted in the temporary closure of Intuit's offices. Therefore, we suggest that any communications be made via email.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. If your shares are held in street name, your broker, bank or other nominee similarly may deliver only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, to multiple stockholders who share an address.

If you received a "householded" mailing this year, and you would like to have additional copies of our Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, mailed to you, please submit your request to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, and we will deliver these materials to you promptly. You may also contact us at this email address if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you would like to opt out of "householding" for future mailings, send a written request to Investor Relations at the above address. Shelter-in-place guidance due to the COVID-19 pandemic has resulted in the temporary closure of Intuit's offices. Therefore, we suggest that any communications be made via email.

Stockholder Proposals and Nominations for the 2022 Annual Meeting of Stockholders

Any stockholder who intends to present a proposal for inclusion in Intuit's 2022 proxy statement and form of proxy must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by the close of business on July 28, 2021. Such proposals also must comply with Rule 14a-8 under the Exchange Act and any other applicable SEC guidance relating to stockholder proposals.

Any stockholder who wishes to put a proposal or a Board nomination before the 2022 Annual Meeting of Stockholders, without including such proposal or nomination in Intuit's 2022 proxy statement, must provide written notice of the proposal or nomination to Intuit's Corporate Secretary, at our principal executive offices, between the close of business on October 8, 2021, and the close of business on November 7, 2021. However, in the event that the 2022 Annual Meeting of Stockholders is to be held on a date that is more than 30 days before or 60 days after January 21, 2022 (the anniversary date of the Meeting) or if no Annual Meeting of Stockholders was held in the preceding year, then such notice must be delivered not earlier than the close of business on the 105th day prior to the date of the 2022 Annual Meeting of Stockholders and not later than the close of business on the later of the 75th day prior to the date of the 2022 Annual Meeting of Stockholders, or the 10th day following the day on which public announcement of the date of the 2022 Annual Meeting of Stockholders is first made. In addition, our stockholders must comply with the procedural requirements in our bylaws.

Our bylaws provide that, under certain circumstances, stockholders may include director candidates that they have nominated in our proxy statement. These proxy access provisions permit a stockholder, or a group of up to 20 stockholders, who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (for the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials, as long as the stockholder(s) provide timely written notice of such nomination and the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws. Notice of director nominees must include the information required under our bylaws and must be received by our Corporate Secretary at our principal executive offices between the close of business on July 13, 2021, and the close of business on August 12, 2021, unless the date of the 2022 Annual Meeting of Stockholders has been changed by more than 30 days. In that case, such notice must be delivered not earlier than the close of business on the 135th day prior to the date of the 2022 Annual Meeting of Stockholders and not later than the close of business on the later of the 105th day prior to the date of the 2022 Annual Meeting of Stockholders, or the 10th day following the day on which public announcement of the date of the 2022 Annual Meeting of Stockholders is first made.

Our stockholders can find our bylaws on our website at http://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx or on file with the SEC. The chair of the Meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of SEC Rule 14a-4, as applicable (or, in some cases, even if the stockholder meets these deadlines and requirements), the individuals named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Meeting.

Appendix A

INTUIT INC.

Supplemental Information for the Proxy Summary and Compensation Discussion and Analysis in the Proxy Statement for the 2021 Annual Meeting of Stockholders

Information Regarding Non-GAAP Financial Measures and Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Measures

The Proxy Summary and the Compensation Discussion and Analysis ("CD&A") of the proxy statement contain two non-GAAP financial measures — non-GAAP operating income and non-GAAP earnings per share ("EPS"). The table on page A-3 of this proxy statement reconciles the non-GAAP financial measures in the Proxy Summary and CD&A to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

About Non-GAAP Financial Measures

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names, and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures.

We exclude the following items from all of our non-GAAP financial measures:

- Share-based compensation expense

- Amortization of acquired technology

- Amortization of other acquired intangible assets

- Goodwill and intangible asset impairment charges

- Gains and losses on disposals of businesses and long-lived assets

- Professional fees for business combinations

We also exclude the following items from non-GAAP net income and non-GAAP diluted net income per share:

- Gains and losses on debt and equity securities and other investments

- Income tax effects and adjustments

- Discontinued operations

We believe that these non-GAAP financial measures provide meaningful supplemental information regarding Intuit's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, our individual operating segments or our senior management. We believe our non-GAAP financial measures also facilitate the comparison by management and investors of results for current periods and guidance for future periods with results for past periods.

The following are descriptions of the items we exclude from our non-GAAP financial measures.

Share-based compensation expenses. These consist of non-cash expenses for stock options, restricted stock units and our Employee Stock Purchase Plan. When considering the impact of equity awards, we place greater emphasis on overall stockholder dilution rather than the accounting charges associated with those awards.

Amortization of acquired technology and amortization of other acquired intangible assets. When we acquire a business in a business combination, we are required by GAAP to record the fair values of the intangible assets of the entity and amortize them over their useful lives. Amortization of acquired technology in cost of revenue includes amortization of software and other technology assets of acquired entities. Amortization of other acquired intangible assets in operating expenses includes amortization of assets such as customer lists, covenants not to compete and trade names.

Goodwill and intangible asset impairment charges. We exclude from our non-GAAP financial measures non-cash charges to adjust the carrying values of goodwill and other acquired intangible assets to their estimated fair values.

Gains and losses on disposals of businesses and long-lived assets. We exclude from our non-GAAP financial measures gains and losses on disposals of businesses and long-lived assets because they are unrelated to our ongoing business operating results.

Professional fees for business combinations. We exclude from our non-GAAP financial measures the professional fees we incur to complete business combinations. These include investment banking, legal and accounting fees.

Gains and losses on debt and equity securities and other investments. We exclude from our non-GAAP financial measures gains and losses that we record when we sell or impair available-for-sale debt and equity securities and other investments.

Income tax effects and adjustments. We use a long-term non-GAAP tax rate for evaluating operating results and for planning, forecasting, and analyzing future periods. This long-term non-GAAP tax rate excludes the income tax effects of the non-GAAP pre-tax adjustments described above, and eliminates the effects of non-recurring and period specific items which can vary in size and frequency. Based on our current long-term projections, we are using a long-term non-GAAP tax rate of 23% for fiscal 2019 and fiscal 2020. This long-term non-GAAP tax rate could be subject to change for various reasons including significant changes in our geographic earnings mix or fundamental tax law changes in major jurisdictions in which we operate. We evaluate this long-term non-GAAP tax rate on an annual basis and whenever any significant events occur which may materially affect this rate.

Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations, but continue to include them in GAAP net income or loss and GAAP net income or loss per share. We exclude these amounts from our non-GAAP financial measures.

INTUIT INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

(In millions, unaudited)	Fiscal Year Ended July 31, 2020	Fiscal Year Ended July 31, 2019
GAAP operating income	$ 2,176	$ 1,854
Amortization of acquired technology	22	20
Amortization of other acquired intangible assets	6	6
Professional fees for business combinations	29	1
Share-based compensation expense	435	401
Non-GAAP operating income	$ 2,668	$ 2,282
GAAP net income	$ 1,826	$ 1,557
Amortization of acquired technology	22	20
Amortization of other acquired intangible assets	6	6
Professional fees for business combinations	29	1
Share-based compensation expense	435	401
Net loss on debt securities and other investments	5	6
Income tax effects and adjustments	(248)	(209)
Non-GAAP net income	$ 2,075	$ 1,782
GAAP diluted net income per share	$ 6.92	$ 5.89
Amortization of acquired technology	0.08	0.08
Amortization of other acquired intangible assets	0.02	0.03
Professional fees for business combinations	0.11	–
Share-based compensation expense	1.65	1.52
Net loss on debt securities and other investments	0.02	0.02
Income tax effects and adjustments	(0.94)	(0.79)
Non-GAAP diluted net income per share	$ 7.86	$ 6.75
Shares used in diluted per share calculations	264	264

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Recognition & Awards

#1
Future 50
Sustainability
All Stars

Fortune, 2019

#5
Best Large
Workplaces
in Technology

Fortune, 2020

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Fortune
Future 50

Fortune, 2019

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Best
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for Women

Fortune, 2020

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Companies
on issues that
matter most

JUST Capital & *Forbes*, 2021

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Diversity

Forbes, 2020

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